Exhibit 99.1

Management Proxy Circular

Triple Flag Precious Metals Corp.

Annual Meeting of Shareholders

May 10, 2023

This document contains:

Notice of Annual Meeting of Shareholders

Management Proxy Circular

Letter from the Chair

It gives me great pleasure to look back at Triple Flag’s first full year as a publicly listed company.

2022 continued Triple Flag’s track record of growth and performance. Highlighted by the acquisition of Maverix Metals, Triple Flag is now the fourth largest precious metals streaming and royalty company globally. The business remains robust amidst a backdrop of global uncertainty, reflected in our strong share price performance and return of capital to shareholders through an increased dividend in the year.

In February 2023, we provided 2023 guidance of between 100,000 and 115,000 gold equivalent ounces, which is an increase in expected gold equivalent ounces of between 26,000 and 41,000 over the record we achieved in 2022. We also reiterated our forecasted five year gold equivalent ounces outlook, to average over 140,000 ounces per year, which importantly requires no further investment from Triple Flag.

I am also pleased to welcome three new directors to Triple Flag’s Board of Directors. Blake Rhodes, Geoff Burns, and Elizabeth Wademan bring their years of experience in mining and the capital markets to our already deep Board. I look forward to working with them on Triple Flag’s next chapter.

Finally, I want to bring attention to Triple Flag’s ESG program, which received many external accolades throughout the year. The team was recognized by Sustainalytics and achieved a ranking of 4th place in the 114 global precious metals peer group, was recognized as a 'Great Place to Work', supported a wide variety of social and environmental partnership programs with our operators, and remained carbon neutral by offsetting Scope 1,2 and 3 emissions throughout the year.

We look forward to continuing to grow Triple Flag in a prudent, sustainable manner, while creating increased value for all stakeholders. We are committed to working for our fellow shareholders in our ongoing development as the premier growth story in the precious metals streaming and royalty sector. Thank you all.

Dawn Whittaker

Director and Chair

“We look forward to continuing to grow Triple Flag in a prudent, sustainable manner, while creating increased value for all stakeholders. We are committed to working for our fellow shareholders in our ongoing development as the premier growth story in the precious metals streaming and royalty sector. ”

ABOUT THE MEETING

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The 2023 Annual Meeting of Shareholders (the “Meeting”) of Triple Flag Precious Metals Corp. (the “Company”) will be held on Wednesday, May 10, 2023, at 10 a.m. (Eastern Time) for the following purposes:

•	to receive the consolidated financial statements for the financial year ended December 31, 2022, and the auditor’s report thereon;

•	to elect the directors (see “Election of the Board of Directors” in the Management Proxy Circular (the “Circular”) for additional details);

•	to appoint PricewaterhouseCoopers LLP (“PwC”) as our auditor for 2023 and to authorize the directors to fix the auditor’s remuneration (see “Appointment of the Auditor” in the Circular for additional details);

•	to vote on the advisory resolution on the approach to executive compensation; and

•	to transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

Only shareholders of record at the close of business on March 21, 2023 will be entitled to vote at the Meeting.

The Meeting will be held in a virtual meeting format only. Shareholders will be able to listen to, participate in and vote at the Meeting in real time through a web-based platform.

You can attend the Meeting by joining the live webcast online https://meetnow.global/MDDH9SN. You should allow ample time to join the Meeting to check compatibility and complete the related procedures. See “How do I attend and participate in the virtual Meeting?” in the Circular for detailed instructions on how to attend and vote at the Meeting.

Notice and Access

Pursuant to an exemption obtained by the Company under the Canada Business Corporations Act (the “CBCA”), the Company is using the “notice and access” procedure adopted by the Canadian Securities Administrators for the delivery of the Circular and the annual consolidated financial statements and management’s discussion and analysis thereon for the year ended December 31, 2022 (the “2022 Annual Report” and together with the Circular, the “Meeting Materials”). Under the notice and access procedure, you are still entitled to receive a form of proxy (or voting instruction form) enabling you to vote at the Meeting. However, instead of receiving paper copies of the Meeting Materials, you are receiving this Notice of Meeting which contains information about how to access the Meeting Materials electronically. The principal benefit of the notice and access procedure is that it reduces costs and the environmental impact of producing and distributing paper copies of documents in large quantities. Shareholders who have consented to electronic delivery of materials are receiving this Notice of Meeting in an electronic format. The Circular and form of proxy (or voting instruction form) for the Common Shares of the Company (the “Common Shares”) provide additional information concerning the matters to be dealt with at the Meeting. You should access and review all information contained in the Circular before voting. See “Notice and Access” in the Circular for additional details.

Shareholders with questions about the notice and access procedure can call Computershare Investor Services Inc. (“Computershare”) toll free at 1-866-964-0492 or by going to: www.computershare.com/noticeandaccess.

Websites Where the Meeting Materials are Posted

The Meeting Materials can be viewed online on the Company’s website, www.tripleflagpm.com, under the Company’s SEDAR profile at www.sedar.com, or on EDGAR at www.sec.gov.

Non-Registered and Registered Shareholders

If you would like a paper copy of the Circular and/or the 2022 Annual Report, you should first determine whether you are: (i) a non-registered shareholder; or (ii) a registered shareholder.

✓	You are a non-registered shareholder (also known as a beneficial shareholder) if you own Common Shares indirectly and your Common Shares are registered in the name of a bank, trust company, broker or other intermediary. For example, you are a non-registered shareholder if your Common Shares are held in a brokerage account of any type.

✓	You are a registered shareholder if you hold a paper share certificate or a direct registration system (DRS) statement and your name appears directly on the share certificate(s) or DRS statement.

How to Obtain Paper Copies of the Meeting Materials

All shareholders may request that paper copies of the Circular and/or the 2022 Annual Report be mailed to them at no cost for up to one year from the date that the Circular was filed on SEDAR.

If you are a non-registered shareholder, a request may be made by going to www.proxyvote.com and entering the 16-digit control number located on your voting instruction form and following the instructions provided. Alternatively, you may submit a request by calling Broadridge Investor Communications Corporation (“Broadridge”) at 1-877-907-7643, or outside Canada and the United States, at 303-562-9305 (English) or 303-562-9306 (French). A request must be received by May 1, 2023 (i.e., at least seven business days in advance of the date and time specified in your voting instruction form as the voting deadline) if you would like to receive the Circular and/or the 2022 Annual Report in advance of the voting deadline and Meeting date.

If you are a registered shareholder, you can request paper copies of the Circular and/or the 2022 Annual Report: (i) in advance of the voting deadline and Meeting date by calling Computershare at 1-866-962-0498; or (ii) after the Meeting date and within one year from the date the Circular was filed on SEDAR by calling Computershare at 1-800-564-6253. A request must be received by May 1, 2023 (i.e., at least seven business days in advance of the date and time specified in your proxy form as the voting deadline) if you would like to receive the Circular and/or the 2022 Annual Report in advance of the voting deadline and Meeting date.

Voting

Non-registered shareholders

Non-registered shareholders are entitled to vote through Broadridge or their intermediary, as applicable, or during the Meeting by online ballot through the live webcast platform. Non-registered shareholders should exercise their right to vote by following the instructions of Broadridge or their intermediary, as applicable, as indicated on their voting instruction form. Voting instruction forms will be provided by Broadridge or your intermediary. Voting instruction forms may be returned as follows:

INTERNET:	www.proxyvote.com
TELEPHONE:	1-800-474-7493 (English) or 1-800-474-7501 (French)
MAIL:	Data Processing Centre, P.O. Box 3700, STN. INDUSTRIAL PARK, Markham, Ontario L3R 9Z9

Broadridge or your intermediary, as applicable, must receive your voting instructions at least one business day in advance of the proxy deposit date noted on your voting instruction form. If you are a non-registered shareholder and you wish to attend and vote at the Meeting (or have another person attend and vote on your behalf), you must complete the voting instruction form in accordance with the instructions provided. These instructions include the additional step of registering the person you have designated to attend the Meeting (either yourself or the person you designated to attend on your behalf) with our transfer agent, Computershare, after submitting the form of proxy or voting instruction form. Failure to register the proxyholder you have designated to attend the Meeting with Computershare will result in such proxyholder not receiving a control number to participate in the Meeting and such proxyholder would only be able to attend the Meeting as a guest. Guests will be able to listen to the Meeting but will not be able to ask questions or vote. See “How do I vote if I am a non-registered shareholder?” in the Circular for additional details.

Registered shareholders

Registered shareholders are entitled to vote by proxy or during the Meeting by online ballot through the live webcast platform. Registered shareholders who are unable to attend the Meeting should exercise their right to vote by signing and returning the form of proxy, or voting in advance via the internet, in accordance with the directions on the form. Computershare must receive completed proxies no later than 10:00 a.m. (Eastern Time) on May 8, 2023 or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and statutory holidays) before the date of the adjourned or postponed Meeting. See “How do I vote if I am a registered shareholder?” in the Circular for additional details.

BY ORDER OF THE BOARD OF DIRECTORS,

Sheldon Vanderkooy

Chief Financial Officer

March 30, 2023

Toronto, Ontario

TABLE OF CONTENTS

Page number
1	Letter from the Chair
2	1. ABOUT THE MEETING
2	Notice of Annual Meeting of Shareholders
7	Voting Information
7	About This Circular and Related Proxy Materials
7	Notice and Access
12	General Information
12	Share Capital and Principal Shareholders
13	Business to be Transacted at the Meeting
13	Receive the Financial Statements
13	Election of the Board of Directors
26	Appointment of the Auditor
27	Advisory Resolution on Approach to Executive Compensation
28	2. STATEMENT OF CORPORATE GOVERNANCE PRACTICES
28	Corporate Governance
32	Disclosure Policy
32	Anti-Bribery and Anti-Corruption Compliance Policy
32	Insider Trading and Anti-Hedging Policy
33	Code of Ethics
33	Whistleblower Policy
33	Composition of our Board and Board Committees
34	Committees of our Board
36	Director Independence
37	Meetings of Independent Directors
37	Majority Voting Policy
37	Nomination Rights
38	Director Term Limits and Other Mechanisms of Board Renewal
38	Mandate of our Board
39	Orientation and Continuing Education
39	ESG
41	Community Involvement
42	Community Investment Strategy
42	Human Capital Management
43	Diversity and Inclusion
44	Great Place to Work
44	Human Rights Policy
44	Environmental Policy
44	Climate Strategy
46	3. COMPENSATION DISCUSSION AND ANALYSIS
47	Report on Executive Compensation and Equity Ownership
54	2022 Company Financial Performance Highlights
56	2022 Executive Pay for Performance
57	Pay Policies and Practices
58	Compensation-Setting Process

60	Components of Compensation
66	2023 Short-Term Incentive Plan
72	Risk and Executive Compensation
72	Executive Share Ownership Guidelines
73	Compensation Recovery Policy
74	Summary Compensation Table
75	Outstanding Share-Based Awards and Option-Based Awards
75	Incentive Plan Awards – Value Vested or Earned During the Year
77	Termination and Change of Control Benefits
79	4. REPORT ON DIRECTOR COMPENSATION AND EQUITY OWNERSHIP
80	Director Compensation
80	Director Share Ownership Guidelines
82	5. OTHER INFORMATION
82	Director and Officer Liability Insurance
82	Interest of Management and Others in Material Transactions
82	Interests of Certain Persons or Companies in Matters to be Acted Upon
82	Indebtedness of Directors and Officers
84	Normal Course Issuer Bid
84	Non-IFRS Financial Measures
85	Additional Information
85	Shareholder Proposals
85	Contacting the Board of Directors
86	Board Approval
86	APPENDIX A: Board of Directors Mandate

VOTING INFORMATION

ABOUT THIS CIRCULAR AND RELATED PROXY MATERIALS

Triple Flag Precious Metals Corp. (the “Company” or “Triple Flag”) is providing you with this Management Proxy Circular (this “Circular”) and other proxy materials in connection with the 2023 Annual Meeting of Shareholders (the “Meeting”) of the Company to be held on Wednesday, May 10, 2023, at 10:00 a.m. (Eastern Time). The Meeting will be held in a virtual meeting format only, by way of a live webcast. Shareholders will be able to listen, participate and vote at the meeting in real time through a web-based platform.

This Circular describes the items to be voted on at the Meeting as well as the voting process, and provides information about director and executive compensation, the Company’s corporate governance practices and other relevant matters.

Please see the “Questions and Answers on the Voting Process” section below for an explanation of how you can vote on the matters to be considered at the Meeting, whether or not you decide to attend the Meeting.

Unless otherwise indicated, the information contained in this Circular is given as of March 21, 2023 and all dollar amounts used are in United States dollars, unless otherwise stated.

NOTICE AND ACCESS

The Company is using the notice and access procedure that allows the Company to furnish proxy materials, which includes the annual consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2022 (the “2022 Annual Report”), over the internet instead of mailing paper copies to shareholders. Under the notice and access procedure, the Company will deliver proxy related materials by: (i) posting this Circular and the 2022 Annual Report (and other proxy-related materials) on its website, www.tripleflagpm.com; and (ii) sending the Notice of Meeting informing holders of common shares of the Company (“Common Shares”) that this Circular, the 2022 Annual Report and proxy-related materials have been posted on the Company’s website and explaining how to access them.

On or about April 4, 2023, the Company will send shareholders the Notice of Meeting and the relevant voting document (a form of proxy or a voting instruction form). The Notice of Meeting contains basic information about the Meeting and the matters to be voted on, instructions on how to access the proxy materials, and explains how to obtain a paper copy of this Circular and/or the 2022 Annual Report.

QUESTIONS AND ANSWERS ON THE VIRTUAL MEETING

Q:	Who can attend and vote at the virtual Meeting?

A:	Registered shareholders and duly appointed proxyholders who log in to the Meeting online will be able to listen, ask questions and securely vote through a web-based platform, provided that they are connected to the internet and follow the instructions set out in this Circular. Shareholders who wish to appoint a proxyholder to represent them at the Meeting (including non-registered shareholders who wish to appoint themselves as proxyholder to attend, participate in and vote at the Meeting) must submit their duly completed proxy or voting instruction form AND register the proxyholder with the Company’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”) as described below. Failure to register the proxyholder (the person you have designated to attend the Meeting, who could be yourself or another person) with Computershare will result in that proxyholder not receiving a control number to participate in the Meeting and such proxyholder would only be able to attend the Meeting as a guest.

Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting as guests. Guests will be able to listen to the Meeting but will not be able to ask questions or vote.

Q:	How do I attend and participate in the virtual Meeting?

A:	How you vote depends on whether you are a registered or a non-registered shareholder. Please read the voting instructions below that are applicable to you. In order to attend the Meeting, registered shareholders, duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) and guests (including non-registered shareholders who have not duly appointed themselves as proxyholder) must log in online as set out below.

Step 1: Log in online at https://meetnow.global/MDDH9SN. You will need the latest version of Chrome, Safari, Microsoft Edge or Firefox. Please do not use Internet Explorer as it is not a supported browser for the Meeting. You should allow ample time to join the Meeting to check compatibility and complete the related procedures.

Step 2: Follow the instructions below:

Registered Shareholders: Click “Shareholder” and then enter your “control number”. The control number is located on the form of proxy. If you use your control number to log into the Meeting, any vote you cast at the Meeting will revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote at the Meeting.

Duly appointed proxyholders: Click “Invitation” and then enter your “invite code”. Proxyholders who have been duly appointed and registered with Computershare as described in this Circular will receive an invite code by email from Computershare after the proxy voting deadline has passed.

Guests: Click “Guest” and then complete the online form.

Registered shareholders and duly appointed proxyholders may ask questions at the Meeting and vote by completing a ballot online during the Meeting. If you plan to vote at the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the Meeting. You should allow ample time to log in to the Meeting online and complete the check-in procedures.

Non-registered shareholders who have not duly appointed themselves as proxyholders may listen to the Meeting as guests. Guests will not be permitted to ask questions or vote at the Meeting.

QUESTIONS AND ANSWERS ON THE VOTING PROCESS

Q:            What items of business am I voting on?

A:            You will be voting:

•	to elect the directors (see “Election of the Board of Directors” for additional details);

•	to appoint PwC as our auditor for 2023 and to authorize the directors to fix the auditor’s remuneration (see “Appointment of the Auditor” for additional details);

•	to vote on the advisory resolution on the approach to executive compensation; and

•	to transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

Q:            Am I entitled to vote?

A:	You are entitled to vote if you were a holder of Common Shares as at the close of business on March 21, 2023, which is the record date of the Meeting. Each Common Share is entitled to one vote.

Q:            How do I vote?

A:	How you vote depends on whether you are a registered or a non-registered shareholder. Please read the voting instructions below that are applicable to you.

Q:            Am I a registered shareholder?

A:	You are a registered shareholder if you hold Common Shares in your own name and you have a share certificate or direct registration system (DRS) statement. As a registered shareholder, you are identified on the share register maintained by Computershare, as being a shareholder.

Q:            Am I a non-registered or beneficial shareholder?

A:	Most shareholders are non-registered shareholders. You are a non-registered shareholder if your Common Shares are held in an account in the name of an intermediary, such as a bank, broker or trust company. As a non-registered shareholder, you do not have Common Shares registered in your name, but your ownership interest in Common Shares is recorded in an electronic system. As such, you are not identified on the share register maintained by Computershare as being a shareholder. Instead, the Company’s share register shows the shareholder of your Common Shares as being the intermediary or depository through which you own your Common Shares.

The Company distributes copies of the proxy-related materials in connection with the Meeting to intermediaries so that they may distribute the materials to the non-registered shareholders. Intermediaries often forward the materials to non-registered shareholders through a service company (such as Broadridge Investor Communications Company). The Company pays for an intermediary to deliver the proxy-related materials to all non-registered shareholders.

Q:            How do I vote if I am a registered shareholder?

A:	If you are a registered shareholder, you may vote your Common Shares by proxy or during the Meeting by online ballot through the live webcast platform.

Voting at the Meeting

If you wish to vote your Common Shares at the Meeting, do not complete or return the form of proxy sent to you. Your vote will be taken and counted at the Meeting through the live webcast platform.

Voting by Proxy

You can vote by proxy whether or not you attend the Meeting. To vote by proxy, please complete the enclosed form of proxy (also available online at www.investorvote.com) and return it by either of the following means: by mail, courier or by hand to Computershare at the address listed below; or by going online at www.investorvote.com. You may authorize the management representatives named in the enclosed proxy form to vote your Common Shares, or you may appoint another person or company to be your proxyholder. The names already inserted on the form of proxy are Shaun Usmar, CEO and Sheldon Vanderkooy, CFO of the Company. Unless you choose another person or company to be your proxyholder, you are giving these persons the authority to vote your Common Shares at the Meeting.

To appoint another person or company to be your proxyholder, you must insert the other person’s or company’s name in the blank space provided. That person or company must attend the Meeting to vote your Common Shares by online ballot through the live webcast platform. If you do not insert a name in the blank space, the management representatives named above are appointed to act as your proxyholder. You may also use a different form of proxy than the one included with the materials sent to you.

If you wish to appoint another person or company to be your proxyholder, you must complete the additional step of registering such proxyholder with Computershare at www.computershare.com/TripleFlag after submitting your form of proxy. Failure to register the proxyholder with Computershare will result in the proxyholder not receiving an invite code to participate in the Meeting and such proxyholder would only be able to attend the Meeting as a guest.

Please note that in order for your vote to be recorded, your proxy must be received by Computershare at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or online by no later than 10:00 a.m. (Eastern Time) on May 8, 2023, or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and statutory holidays) before the date of the adjourned or postponed Meeting.

Q:            How will my shares be voted?

A:	On the form of proxy, you can indicate how you want your proxyholder to vote your Common Shares or you can let your proxyholder decide for you. If you have specified on the form of proxy how you want your Common Shares to be voted on a particular issue (by marking FOR, AGAINST or WITHHOLD, as applicable), then your proxyholder must vote your Common Shares accordingly. If you have not specified on the form of proxy how you want your Common Shares to be voted on a particular issue, then your proxyholder can vote your Common Shares as they see fit.

Unless contrary instructions are provided, Common Shares represented by proxies appointing management as the proxyholder will be voted:

•	FOR the election of the directors;

•	FOR the re-appointment of PwC as the auditor of the Company and the authorization of the directors to fix the auditor’s remuneration; and

•	FOR the advisory resolution on the Company’s approach to executive compensation.

Q:            How do I vote if I am a non-registered shareholder?

A:            If you are a non-registered shareholder, you may vote your Common Shares in one of the following ways:

Through your intermediary

A voting instruction form will be included with the materials sent to you. The purpose of this form is to instruct your intermediary on how to vote on your behalf. Please follow the instructions provided on the voting instruction form.

Attend the Meeting

If you wish to vote your Common Shares during the Meeting by online ballot through the live webcast platform, you should take these steps:

-	Step 1: Insert your name in the space provided on the voting instruction form provided by your intermediary and sign and return it in accordance with the instructions provided. By doing so, you are instructing your intermediary to appoint you as proxyholder. Do not otherwise complete the form, as you will be voting at the Meeting.

-	Step 2: Register yourself as a proxyholder at www.computershare.com/TripleFlag by no later than 10:00 a.m. (Eastern Time) on May 8, 2023, or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and statutory holidays) before the date of the adjourned or postponed Meeting. Failure to register yourself as a proxyholder with Computershare will result in you not receiving an invite code to participate in the Meeting and you would only be able to attend the Meeting as a guest.

Designate another person to be appointed as your proxyholder

You can choose another person (including someone who is not a shareholder of the Company) to vote for you as a proxyholder. If you appoint someone else, they must attend the Meeting to vote for you. If you wish to appoint a proxyholder, you should insert that person’s name in the space provided on the voting instruction form provided to you by your intermediary and sign and return it in accordance with the instructions provided. By doing so, you are instructing your intermediary to appoint that person as proxyholder. Do not otherwise complete the form, as your proxyholder will be voting at the Meeting. You must also register your proxyholder with Computershare at www.computershare.com/TripleFlag by no later than 10:00 a.m. (Eastern Time) on May 8, 2023, or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and statutory holidays) before the date of the adjourned or postponed Meeting. Failure to register the proxyholder you have designated to attend the Meeting on your behalf with Computershare will result in the proxyholder not receiving an invite code to participate in the Meeting and such proxyholder would only be able to attend as a guest.

United States non-registered shareholders

To attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy form from your broker, bank or other agent, to then register to attend the Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to Computershare, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 or by email to uslegalproxy@computershare.com.

Q:            If I change my mind, how do I revoke my proxy or voting instructions?

A:            Proxies may be revoked in the following ways:

Non-registered shareholders

You may revoke your proxy by sending written notice to your intermediary, so long as the intermediary receives your notice at least seven days before the Meeting (or as otherwise instructed by your intermediary). This gives your intermediary time to submit the revocation to Computershare. If your revocation is not received in time, your intermediary is not required to act on it.

Registered shareholders

You may revoke your proxy or voting instructions in any of the following ways:

•	By completing and signing a proxy form with a later date than the proxy form you previously returned, and delivering it to Computershare at any time before 10:00 aa.m. (Eastern Time) on May 8, 2023. If the Meeting is adjourned or postponed, the deadline will be no later than 48 hours - (excluding Saturdays, Sundays and statutory holidays) before the date of any adjourned or postponed Meeting;

•	By completing a written statement revoking your instructions, which is signed by you or your attorney authorized in writing, and delivering it:

o	to the offices of Computershare at any time before 10:00 a.m. (Eastern Time) on May 8, 2023 or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and statutory holidays) before the date of the adjourned or postponed Meeting;

o	to the Chair of the Meeting before the Meeting starts; or

o	in any other manner permitted by law.

•	If you use your control number as a username to log into the meeting and you accept the terms and conditions, any vote that you cast at the Meeting will revoke any proxy that you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the Meeting.

GENERAL INFORMATION

Q:            How many shares are entitled to be voted?

A:	As of March 21, 2023, there were 200,772,165 Common Shares outstanding. Each Common Share is entitled to one vote on each matter to be voted upon at the Meeting.

Q:            Who counts the vote?

A:	Votes cast in advance by way of proxy and votes cast at the Meeting through the live webcast platform will be counted by representatives of Computershare who will be appointed as scrutineers at the Meeting.

Q:            Who is soliciting my proxy?

A:	Management of the Company is soliciting your proxy. Proxies will be solicited primarily by mail, but employees and agents of the Company may also use electronic means. Intermediaries will be reimbursed for their reasonable charges and expenses in forwarding proxy materials to non-registered shareholders.

The Company will bear the cost of all proxy solicitations on behalf of management of the Company.

Q:            Can I access the annual disclosure documents electronically?

A:	The Company’s 2022 Annual Report, which includes its annual financial statements and notes and management’s discussion and analysis for the year ended December 31, 2022, this Circular and the Annual Information Form (“AIF”), are available for review on its website at www.tripleflagpm.com under the Company’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov.

Q:            Who do I contact if I have questions?

A:            If you have any questions, you may call Computershare at 1-800-564-6253 for further information.

SHARE CAPITAL AND PRINCIPAL SHAREHOLDERs

As of March 21, 2023, the record date for the Meeting, there were 200,772,165 Common Shares issued and outstanding. Our principal shareholders, Triple Flag Co-Invest Luxembourg Investment Company S.a`r.l (‘‘Co-Invest Luxco’’) and Triple Flag Mining Aggregator S.à r.l. (“Aggregator”) and, together with Co-Invest Luxco, the ("Principal Shareholders"), own a total of 134,587,637 Common Shares representing 67% of the outstanding Common Shares. The Principal Shareholders are indirectly controlled by certain investment funds advised by Elliott Investment Management L.P. and its affiliates. To the knowledge of the Company, no other person beneficially owns, directly or indirectly, or exercises control or direction over 10% or more of the outstanding Common Shares.

BUSINESS TO BE TRANSACTED AT THE MEETING

The following business will be transacted at the Meeting:

–	RECEIVE THE FINANCIAL STATEMENTS

o	Management will present the annual audited consolidated financial statements at the Meeting and shareholders or their proxyholders will be given an opportunity to discuss the financial results with management.

–	ELECTION OF THE BOARD OF DIRECTORS

o	Nine director nominees are proposed for election to the board of directors of the Company (the “Board”). Shareholders or their proxyholders will vote on the election of the directors.

–	APPOINTMENT OF THE AUDITOR

o	Shareholders or their proxyholders will vote on the re-appointment of the auditor and the authorization of the Board to fix the auditor’s remuneration.

–	VOTING ON THE APPROACH TO EXECUTIVE COMPENSATION

o	Shareholders or their proxyholders will vote on the advisory resolution on the Company’s approach to executive compensation, as discussed in more detail under the “Advisory Resolution on Approach to Executive Compensation” section of this Circular.

The affirmative vote of a majority of the votes cast at the Meeting will constitute approval for each item of business.

RECEIVE THE FINANCIAL STATEMENTS

The Company’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2022 together with the auditor’s report thereon will be placed before the shareholders at the Meeting. These documents are included in the Company’s 2022 Annual Report. Copies of the 2022 Annual Report in English may be obtained from the Secretary of the Company upon request. The 2022 Annual Report in English is also available under the Company’s SEDAR profile at www.sedar.com or on the Company’s website at www.tripleflagpm.com.

ELECTION OF THE BOARD OF DIRECTORS

The Board has determined that nine director nominees will be elected at the Meeting. All nine nominees are currently directors of the Company and all the nominees have established their eligibility and willingness to serve on the Board for the next annual term. Management does not believe that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the proxyholder may vote for another nominee at the proxyholder’s discretion. At the Meeting, the nominees will be voted on individually, and in accordance with applicable Canadian securities legislation, the voting results for each nominee will be publicly disclosed. The persons named in the enclosed form of proxy intend to vote for the election of each of the director nominees. Each director will be elected to hold office until the next annual meeting of shareholders or until such office is earlier vacated.

Advance Notice Provisions

Our by-laws include certain advance notice provisions with respect to the election of our directors (the ‘‘Advance Notice Provisions’’). The Advance Notice Provisions are intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings; (ii) ensure that all shareholders receive adequate notice of Board nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote. Only persons who are nominated by shareholders in accordance with the Advance Notice Provisions will be eligible for election as directors at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors.

Under the Advance Notice Provisions, a shareholder wishing to nominate a director would be required to provide us notice, in the prescribed form, within the prescribed time periods. These time periods include, (i) in the case of an annual meeting of shareholders (including annual and special meetings), not less than 30 days prior to the date of the annual meeting of shareholders; provided, that if the first public announcement of the date of the annual meeting of shareholders (the ‘‘Notice Date’’) is less than 50 days before the meeting date, not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes electing directors, not later than the close of business on the 15th day following the date on which the first public announcement of the date of the special meeting of shareholders was made.

A copy of our by-laws is available on the Company’s website at www.tripleflagpm.com, under the Company’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov.

As of the date hereof, no director nominations have been received by the Company from any shareholder in respect of the Meeting.

Nominees

The director nominee profiles, provided below under “Director Profiles”, tell you about each director nominee’s experience and other important information to consider, including how much equity they own in the Company, and any other public company boards they sit on. We believe our Board nominees must strike the right balance between those who have skills and experience necessary to ensure our business can secure its license to operate, and those who have technical and operating expertise and financial and business acumen.

The director nominees have been selected based on their sound leadership and professional reputation and their collective ability to address the broad range of issues the Board considers when overseeing the Company’s business and affairs. As a group, the director nominees complement each other in respect of their respective skills, experience and diversity of perspectives.

The Board recommends a vote FOR all nominees listed below.

Additional biographical information for each individual is provided below under “Director Profiles”. Directors will serve until the next annual meeting of shareholders or until their successors are elected or appointed, unless their office is earlier vacated.

Name and Place of Residence	Principal Position/Title[1]
Dawn Whittaker[4,5] Ontario, Canada	Director and Board Chair
Susan Allen[2,5] Ontario, Canada	Director and Audit & Risk Committee Chair
Tim Baker [3,4,5,6] British Columbia, Canada	Director and Governance & Sustainability Committee Chair
Peter O’Hagan[2,3,5,6] New York, United States	Director and Compensation & Talent Committee Chair
Geoff Burns[4,5] British Columbia, Canada	Director
Mark Cicirelli[6] New York, United States	Director
Blake Rhodes[3,5] Colorado, United States	Director
Shaun Usmar Ontario, Canada	Director and Chief Executive Officer
Elizabeth Wademan[2,3,5] Ontario, Canada	Director

[1]	Mark Cicirelli and Shaun Usmar were first elected on October 10, 2019. Each of Dawn Whittaker, Susan Allen, Tim Baker, and Peter O’Hagan was first elected on May 7, 2021. Geoff Burns and Blake Rhodes were appointed on January 19, 2023, with Mr. Burns filling the vacancy left following Sir Michael Davis’ retirement from the Board on January 19, 2023. Elizabeth Wademan was appointed on February 21, 2023.

[2]	Member of our Audit & Risk Committee.

[3]	Member of our Compensation & Talent Committee.

[4]	Member of our Governance & Sustainability Committee.

[5]	Independent director. See “Statement of Corporate Governance Practices — Director Independence”.

[6]	Nominee of our Principal Shareholders. See “Nomination Rights”.

Director Profiles

The following profiles present information about each of the nominees for election as director. Our directors are elected annually, individually, and by majority vote. On August 31, 2022, amendments to the CBCA and the Canada Business Corporation Regulations, 2001 came into force which introduced a statutory voting requirement for uncontested director elections. Under the CBCA amendments, shareholders are allowed to vote “for” or “against” (as opposed to “for” and “withhold”) nominees for election to our Board of Directors. If a nominee does not receive a majority of the votes cast for their election, the nominee will not be elected and the Board of Directors position will remain open or, in the case of incumbent directors (which comprise all of the nominees for election to our Board of Directors at the Meeting), such director may continue in office until the earlier of (i) the 90th day after the election, or (ii) the day on which his or her successor is appointed or elected. On March 28, 2023, the Company repealed its majority voting policy which was no longer necessary in light of the CBCA amendments.

Other than the Investor Rights Agreement (as defined herein), there are no contracts, arrangements, or understandings between any director or executive officer, or any other person, pursuant to which any of the nominees has been nominated for election as a director of the Company.

All other director information can be found in “Report on Director Compensation and Equity Ownership”, and “Committees of our Board” of this Circular. All amounts in this Management Proxy Circular are in U.S. dollars unless otherwise indicated. References to “US$”, “$” or “dollars” are to United States dollars, references to “C$” are to Canadian dollars and references to “A$” are to Australian dollars.

Dawn Whittaker:

Ms. Whittaker is a seasoned capital markets lawyer with more than 30 years of experience in mergers and acquisitions, corporate finance and corporate governance. She is currently a member of the Board of Directors of Sierra Metals Inc. and the Chair of the Corporate Governance and Nomination Committee, and is a former member of the Board of Directors at Detour Gold, where she served as Chair of the Corporate Governance and Nominating Committee, and as an interim Chair of the Board. Ms. Whittaker is a former director of Kirkland Lake Gold where she was the Chair of the Corporate Governance Committee, and was the Chair of Kirkland Lake Gold’s Special Committee in connection with the company’s merger with Newmarket Gold. She is currently the Vice President of the Board of Directors of The Badminton and Racquet Club of Toronto and a former member of the Board of Directors of the Canadian Mental Health Association, Ontario Division.

Prior to her retirement in 2018, she was a senior partner at Norton Rose Fulbright, a global law firm, where she was the national leader of the firm’s Mining and Commodities Team in Canada from 2012 to 2015 and a member of the firm’s Canadian Partnership Committee (board) from 2014 to 2017. Ms. Whittaker also previously served on the Continuous Disclosure Advisory Committee of the Ontario Securities Commission.

She has received the National Association of Corporate Directors certification and holds a Bachelor of Arts (Honours) and an LL.B. from Queen’s University.

Director since: May 2021	Areas of Expertise
Residence: Ontario, Canada	Investment Banking/M&A
Age: 62	Financial Literacy/Accounting
Nationality: Canadian	Governance/Board/Risk Mitigation
HR/Compensation
Legal & Compliance

Other Public Boards During Past Five Years (as at March 2, 2023)

Sierra Metals Inc.	2022–present
Detour Gold Corporation	2018–2020
Kirkland Lake Gold	2012-2016

2022
Board and Committee Membership	Attendance	Cash Retainer	DSUs[1]
Board of Directors	8 of 8 – 100%		US$	200,000
Board Chair			US$	100,000
Audit Committee[2]	4 of 4 – 100%

1)	Ms. Whittaker elected prior to the start of 2022 to have all of her compensation allocated in DSUs
2)	Effective March 6, 2023, the Audit Committee was renamed the Audit & Risk Committee.

2023

Board and Committee Membership

Board of Directors (Chair)

Governance & Sustainability Committee

Securities Held as at March 2, 2023

Common Shares	23,000
DSUs	44,574

Exceeds Director share ownership requirement

Prior Year Meeting Voting Results	Votes For	Votes Against
2021	146,614,435	10,600
	(99.99)%	(0.01)%

Susan Allen:

Ms. Allen has been a member of the Board of Directors of Triple Flag Precious Metals since its 2021 initial public offering, and serves as Chair of the Audit & Risk Committee. She also serves as Trustee or Director and Audit Committee Chair on the boards of Richards Packaging Income Trust and EcoSynthetix, Inc., each TSX listed companies, and serves as a Director of Conavi Medical Inc., a private Canadian medical device company.

Ms. Allen has over 10 years’ experience with executive board roles held in various not for profit entities, and previously served on global and Canadian boards of PwC. As a former PwC assurance partner with 34 years’ experience, she has extensive international business, audit, board and governance experience, and has advised companies on valuations, acquisitions, carve-outs, going public and internal control systems.

With both the Women’s Executive Network (‘WXN’) ‘Diversity 50’ Champion distinction and the ICD.D designation, Ms. Allen has also served on numerous board committees. Ms. Allen is author of Count Me In – A Trailblazer’s Triumph in a World not Built for Her to help professional women in business. She is a recipient of Catalyst Canada’s “Business Champion” award and was named one of WXN’s “Top 100 Most Powerful Women in Canada” for her leadership role and impact on diversity initiatives. Ms. Allen is a graduate of the University of Toronto, with a Bachelor of Arts degree and holds both her U.S. CPA and Canadian FCPA (FCA) designations.

Director since: May 2021	Areas of Expertise
Residence: Ontario, Canada	Managing or Leading Growth
Age: 65	International
Nationality: Canadian	Financial Literacy/Accounting
Governance/Board/Risk Mitigation
HR/Compensation
Legal & Compliance

Other Public Boards During Past Five Years (as at March 2, 2023)

Richards Packaging Income Trust	2018–present
EcoSynthetix Inc.	2018–present

2022
Board and Committee Membership	Attendance	Cash Retainer		DSUs
Board of Directors	8 of 8 – 100%	US$	40,000	US$	160,000
Audit Committee Chair[1]	4 of 4 – 100%	US$	25,000

2023

Board and Committee Membership

Board of Directors

Audit & Risk Committee Chair1

1 Effective March 6, 2023, the Audit Committee was renamed the Audit & Risk Committee.

Securities Held as at March 2, 2023

Common Shares	15,541
DSUs	25,522

Exceeds Director share ownership requirement

Prior Year Meeting Voting Results	Votes For	Votes Against
2021	146,613,535	11,500
	(99.99)%	(0.01)%

Peter O'Hagan:

Mr. O’Hagan’s career spans over 30 years in commodities and natural resource investing and operations, beginning at Phibro in 1987. He worked at Goldman Sachs from 1991 to 2013, where he was a partner from 2002-2013 and most recently co-headed the commodities sales, trading and investing business. From 2016 to 2019, Mr. O’Hagan was a Managing Director at The Carlyle Group, a global investment firm where he focused on industrial and commodity-related investments within the Equity Opportunity Fund. Immediately prior to joining Carlyle, he was an operating advisor at KKR & Co. in the Energy and Real Assets group.

Mr. O’Hagan is a member of the board of directors of IAMGOLD and chairman of the Nominating and Governance Committee. He is a member of the board of Rigel Resource Acquisition Corp. and chairman of the Audit Committee. From 2015 to 2017, Mr. O’Hagan was a board member and Chair of the Compensation Committee of Stillwater Mining until its sale to Sibanye Gold.

He is a graduate of the University of Toronto, Trinity College (BA) and holds an MA from the Johns Hopkins University School of Advanced International Studies (SAIS). He serves on the advisory board of Johns Hopkins SAIS and is a board member of World Bicycle Relief, a social enterprise operating in sub-Saharan Africa.

Director since: May 2021	Areas of Expertise
Residence: New York, USA	Managing or Leading Growth
Age: 60	International
Nationality: American	Investment Banking/M&A
Financial Literacy/Accounting
Governance/Board/Risk Mitigation
HR/Compensation
Business Development & Marketing

Other Public Boards During Past Five Years (as at March 2, 2023)

IAMGOLD Corporation	2022-present
Rigel Resource Acquisition Group	2021–present
Stillwater Mining	2015–2017

2022
Board and Committee Membership	Attendance	Cash Retainer		DSUs
Board of Directors	8 of 8 – 100%	US$	40,000	US$	160,000
Compensation & ESG Committee[1]	7 of 7 – 100%
Audit Committee[2]	4 of 4 – 100%

2023

Board and Committee Membership

Board of Directors

Compensation & Talent Committee1

Audit & Risk Committee2

[1]	Effective March 6, 2023 the Compensation & ESG Committee was split into two committees – the Compensation & Talent Committee and the Governance & Sustainability Committee.
[2]	Effective March 6, 2023, the Audit Committee was renamed the Audit & Risk Committee.

Securities Held as at March 2, 2023

Common Shares	20,000
DSUs	25,522

Exceeds Director share ownership requirement

Prior Year Meeting Voting Results	Votes For	Votes Against
2021	146,520,035	105,000
	(99.93)%	(0.07)%

Tim Baker:

Mr. Baker has over 30 years of global mining project development and operational experience and has held executive and board roles at some of the world’s largest gold and copper producers. He previously served as non-Executive Chairman of Golden Star Resources Ltd. before its acquisition by Chifeng Jilong Gold. Prior to joining the Board of Golden Star Resources Ltd., he served as the Chief Operating Officer and Executive Vice President of Kinross Gold Corporation from June 2006 to November 2010.

His experience includes operating mines and projects in Chile, the United States, Africa and the Dominican Republic. Mr. Baker currently serves as an independent director of MAG Silver Corp. and previously served as an independent director of Sherritt International Corporation from May 2014 to February 2021, Augusta Resources Corporation from September 2008 to September 2014, Eldorado Gold Corporation from May 2011 to December 2012, Pacific Rim Mining Corp. from March 2012 to November 2013, Rye Patch Gold Corp. from December 2016 to May 2018, Alio Gold Inc. from May 2018 to June 2019 and Antofagasta PLC from March 2011 to May 2020.

Mr. Baker joined the boards of MAG Silver Corp. and RCF Acquisition Corp., both in 2021. He holds a Bachelor of Science in geology from Edinburgh University.

Director since: May 2021	Areas of Expertise
Residence: British Columbia, Canada	Managing or Leading Growth
Age: 71	International
CEO/President/General Management
Operations/Industry Expertise/ Mining
HSE&S/Reputation
Governance/Board/Risk Mitigation
HR/Compensation
Nationality: Canadian

Other Public Boards During Past Five Years (as at March 2, 2023)

MAG Silver Corp.	2021–present
RCF Acquisition Corp.	2021–present
Golden Star Resources Ltd.	2013–2022
Sherritt International Corporation	2014–2021
Antofagasta PLC	2011–2020
Alio Gold Inc.	2018-2019
Rye Patch Gold Corp.	2016–2018

2022						2023
Board and Committee Membership	Attendance	Cash Retainer		DSUs		Board and Committee Membership
Board of Directors	8 of 8 – 100%	US$	40,000	US$	160,000	Board of Directors
Compensation & ESG Committee[1]	7 of 7 – 100%	NA		NA		Compensation & Talent Committee[1]

Securities Held as at March 2, 2023

Common Shares	22,338
DSUs	25,522

Exceeds Director share ownership requirement

Prior Year Meeting Voting Results	Votes For	Votes Against
2021	146,521,135	103,900
	(99.93)%	(0.07)%

(1) Effective March 6, 2023 the Compensation & ESG Committee was split into two committees – the Compensation & Talent Committee and the Governance & Sustainability.

Geoff Burns:

Mr. Burns co-founded Maverix Metals Inc. in 2016 and served as the Chair of Maverix’s Board of Directors and Compensation Committee since its inception until its sale to Triple Flag in 2023. Previously, he served as President and CEO of Pan American Silver Corp. for 12 years and was also a member of the Board of Directors. At the time of his retirement from Pan American in 2016, the Company employed in excess of 6,000 people at 7 operating mines located throughout North and South America.

In his over 35 years in the precious metals mining industry, Mr. Burns gathered extensive experience in precious metal mine operations and project development, having participated in multiple mine development and construction projects from feasibility study through to continuous operation and ultimately into reclamation. Throughout his career he has led or been a part of numerous capital market transactions raising more than $1.3 billion in equity, debt and convertible debt, while completing M&A transactions in excess of $3.0 billion.

Mr. Burns holds a BSc. degree in Geology from McMaster University and an MBA from York University.

Director since: January 2023	Areas of Expertise
Residence: British Columbia, Canada	Managing or Leading Growth
Age: 63	International
Nationality: Canadian	CEO/President/General Management
Operations/Industry Expertise/Mining
Investment Banking/M&A
Financial Literacy/Accounting
HSE&S/Reputation
Governance/Board/Risk Mitigation
HR/Compensation
Government Relations
Business Development & Marketing

Other Public Boards During Past Five Years (as at March 2, 2023)

Elevation Gold Mining Corporation	2019-current
Maverix Metals Inc.	2016-January, 2023
Taseko Mines Limited	2016-2019
Pan American Silver Corp.	2004-2016

2022
Board and Committee Membership	Attendance[1]
NA	NA

2023

Board and Committee Membership

Board of Directors

Governance & Sustainability Committee2

(1)	Mr. Burns joined the Board January 19, 2023.
(2)	Effective March 6, 2023 the Compensation & ESG Committee was split into two Committees – the Compensation & Talent Committee and the Governance & Sustainability Committee.

Securities Held as at March 2, 2023

Common Shares	2,106,581
DSUs	NA

Exceeds Director share ownership requirement

Mark Cicirelli:

Mr. Cicirelli is a Portfolio Manager and Global Head of Insurance at Elliott Investment Management L.P., which he joined in 2005. Previously he worked at TH Lee Putnam Ventures, a private equity fund, and at J.P. Morgan & Company. Mr. Cicirelli is Director of the Prosperity Life Insurance Group and also serves on the board of Aeolus Capital Management and the New York Board of the non-profit All Stars Project. Mr. Cicirelli graduated from Dartmouth with a Bachelor of Arts in government and economics, and from Harvard with a Master of Business Administration.

Director since: October 2019	Areas of Expertise
Residence: New York, USA	Investment Banking/M&A
Age: 48	Financial Literacy/Accounting
Nationality: American	Governance/Board/Risk Mitigation
HR/Compensation

Other Public Boards During Past Five Years (as at March 2, 2023)

Opus Bank	2012-2019

2022(1)
Board and Committee Membership	Attendance	Cash Retainer	DSUs
Board of Directors	8 of 8 – 100%	NA	NA

(1) As further described in the Report on Director Compensation and Equity Ownership, Mr. Cicirelli is an employee of an affiliated entity of the Principal Shareholders and, as such, does not receive any compensation for his role on the Board

2023

Board and Committee Membership

Board of Directors

Securities Held as at March 2, 2023

Common Shares	NA
DSUs	NA

Prior Year Meeting Voting Results	Votes For	Votes Against
2021	146,623,935	1,100
	(100)%	(0)%

Blake Rhodes:

Mr. Rhodes retired from Newmont Corporation in April 2022, where he was the Senior Vice President of Strategic Development and a member of the executive leadership team. Mr. Rhodes’ career at Newmont spanned over 25 years, during which he served in a legal capacity as General Counsel, in operations as Senior Vice President of Indonesia, and led Newmont’s mergers and acquisitions team as SVP of Strategic Development. Mr. Rhodes has extensive transactional and international business experience, having worked and lived in Jakarta, Adelaide, and Singapore, and played key roles in Newmont’s significant transactions, including the acquisition of Goldcorp Inc. and the formation of the Nevada Gold Mines joint venture.

He graduated from Iowa State University with a Bachelor’s degree in Business Administration and holds a Doctor of Jurisprudence degree from the University of Pennsylvania.

Director since: January 2023	Areas of Expertise
Residence: Colorado, United States	Managing or Leading Growth
Age: 56	International
Nationality: American	CEO/President/General Management
Operations/Industry Expertise/Mining
Investment Banking/M&A
Financial Literacy/Accounting
HSE&S/Reputation
Governance/Board/Risk Mitigation
Legal & Compliance

Other Public Boards During Past Five Years (as at March 2, 2023)

Maverix Metals	2018 – January 2023

2022
Board and Committee Membership	Attendance[1]
NA	NA

2023

Board and Committee Membership

Board of Directors

Compensation & Talent Committee2

Securities Held as at March 2, 2023

Common Shares	3,600
DSUs	NA

Has until 2028 to meet Director share ownership requirement

(1)	Mr. Rhodes joined the Board January 19, 2023.
(2)	Effective March 6, 2023 the Compensation & ESG Committee was split into two Committees – the Compensation & Talent Committee and the Governance & Sustainability Committee.

Shaun Usmar:

Mr. Usmar is an international mining executive with 30 years of experience working around the globe in operational, financial and executive leadership roles in some of the world’s largest and fastest growing mining companies. Prior to founding Triple Flag, Mr. Usmar served as Senior Executive Vice President and Chief Financial Officer of Barrick Gold Corporation, from 2014 to 2016, where he helped restructure the company.

He joined Xstrata in 2002 as an early senior executive member of the management team that grew the company into one of the world’s largest diversified miners at the time of its acquisition by Glencore in 2013. His roles at Xstrata included General Manager of Business Development in London, Chief Financial Officer of Xstrata’s global Ferro-Alloys business in South Africa, and Chief Financial Officer of Xstrata’s global Nickel business in Canada. Prior to joining Xstrata, Mr. Usmar worked at BHP Billiton in Corporate Finance in London, and started his career in mining in operations in the steel and aluminum industries as a production engineer. Mr. Usmar serves as Chair of Make-A-Wish Canada, and chairs the Audit Committee of the World Gold Council.

He holds a Bachelor of Science Engineering in Metallurgy and Materials from the University of Witwatersrand in South Africa, and an MBA from the Kellogg Graduate School of Management at Northwestern University, both with distinction.

Director since: October 2019	Areas of Expertise
Residence: Ontario, Canada	Managing or Leading Growth
Age: 53	International
Nationality: South African	CEO/President/General Management
Operations/Industry Expertise/Mining
Investment Banking/M&A
Financial Literacy/Accounting
HSE&S/Reputation
Governance/Board/Risk Mitigation
Government Relations
Business Development & Marketing

Other Public Boards During Past Five Years (as at March 2, 2023)

Peabody Energy	2017–2019

2022(1)
Board and Committee Membership	Attendance	Cash Retainer	DSUs
Board of Directors	8 of 8 – 100%	NA	NA

2023

Board and Committee Membership

Board of Directors

Securities Held as at March 2, 2023

Common Shares	2,476,847
RSUs	71,482
Stock Options(2)	1,567,503

Exceeds Chief Executive Officer share ownership requirement

(1)	Mr. Usmar receives compensation for his role as CEO of the Company, which is described in the Compensation Discussion and Analysis section of this Circular. Mr. Usmar does not receive additional compensation for his role on the Board.
(2)	Not included in share ownership calculation.

Prior Year Meeting Voting Results	Votes For	Votes Against
2021	146,624,035	1,000
	(100)%	(0)%

Elizabeth Wademan:

Ms. Wademan is a corporate executive and director with over 24 years of capital markets and operational experience as a senior executive. Ms. Wademan is currently President and CEO of Canada Development Investment Corporation (“CDEV”). Prior to joining CDEV, Ms. Wademan was a senior investment banker and capital markets executive, with a long career in investment banking, as Managing Director for BMO Capital Markets, one of Canada’s largest investment banks. She was one of the firm's most senior professionals and was Head, Global Metals & Mining Equity Capital Markets, where she advised on many of the most formative and transformational transactions in the resource sector on the continent.

Ms. Wademan is also an experienced corporate director with extensive public company board experience. Ms. Wademan holds a Bachelor of Commerce (Finance & International Business) from McGill University and CFA & ICD.D designations.

Director since: February 2023	Areas of Expertise
Residence: Toronto, Canada	Managing or Leading Growth
Age: 47	CEO/President/General Management
Nationality: Canadian	Operations/Industry Expertise/Mining
Investment Banking/M&A
Financial Literacy/Accounting
Governance/Board/Risk Mitigation
HR/Compensation
Government Relations
Business Development & Marketing

Other Public Boards During Past Five Years (as at March 2, 2023)

Torex Gold Resources Inc.	2016-current
BSR Real Estate Investment Trust	2018-current

2022
Board and Committee Membership	Attendance[1]
NA	NA

2023

Board and Committee Membership

Board of Directors

Compensation & Talent Committee2

Audit & Risk Committee3

Securities Held as at March 2, 2023

Common Shares	NA
DSUs	NA

Has until 2028 to meet Director share ownership requirement

(1)	Ms. Wademan joined the Board February 21, 2023.
(2)	Effective March 6, 2023 the Compensation & ESG Committee was split into two Committees – the Compensation & Talent Committee and the Governance & Sustainability Committee.
(3)	Effective March 6, 2023, the Audit Committee was renamed the Audit & Risk Committee.

Public Company Board Memberships

Our directors are not restricted from serving on the boards of other public or private companies so long as their commitments do not materially interfere with or are not incompatible with, their ability to fulfill their duties as a member of our Board. Directors must, however, receive prior written approval of the Board Chair, except in the case of the Chair, who must receive prior written approval of the Governance & Sustainability Committee, before accepting an invitation to serve on the board of another public company.

Director Qualifications

The Board comprises nine directors, seven of whom are independent and two of whom are not independent. The composition of the Board is designed to bring an optimal balance of competencies, knowledge and experience to successfully promote achievement of the Company’s strategic objectives and effective corporate governance and oversight. Outlined below are the individual attributes that each director brings to the Board:

Skill/Director	D. Whittaker	S. Allen	T. Baker	P. O’Hagan	G. Burns	M. Cicirelli	B. Rhodes	S. Usmar	E. Wademan
Managing or Leading Growth		x	x	x	x		x	x	x
International		x	x	x	x		x	x
CEO/President/General Management			x		x		x	x	x
Operations/Industry Expertise/Mining			x		x		x	x	x
Investment Banking/M&A	x			x	x	x	x	x	x
Financial Literacy/Accounting	x	x		x	x	x	x	x	x
Health, Safety, Environment & Security (HSE&S)/Reputation			x		x		x	x
Governance/Board/Risk Mitigation	x	x	x	x	x	x	x	x	x
HR/Compensation	x	x	x	x	x	x			x
Government Relations					x			x	x
Legal & Compliance	x	x					x
Business Development & Marketing				x	x			x	x

Director Share Ownership Multiples

The ownership guidelines establish minimum equity ownership levels for each Non-Executive Director based on a multiple of their annual cash retainer, which is currently set at 10 times their annual cash retainer. See Director Share Ownership Guidelines. The following table shows the ownership multiples for the Non-Executive Directors and their current ownership, illustrated as multiples of their cash retainer:

	Cash Retainer		Current Ownership		Underlying equity
Executive	Multiple		Multiple[1]		Common Shares	DSUs[2]
Dawn Whittaker	10	x	23.2	x	23,000	44,574
Susan Allen	10	x	14.1	x	15,541	25,522
Peter O’Hagan	10	x	15.7	x	20,000	25,522
Tim Baker	10	x	16.5	x	22,338	25,522
Geoff Burns	10	x	724.7	x	2,106,581	NA
Blake Rhodes	10	x	1.2	x	3,600	NA
Elizabeth Wademan	10	x	NA		Nil	NA

1 The value of the ownership is calculated based on the closing price of a Common Share on the NYSE on December 30, 2022, being US$13.76.

2 Messrs. Burns and Rhodes and Ms. Wademan were not yet Directors of Triple Flag as at December 31, 2022, and therefore had not received any DSU grants. They have until 2028 to reach their share ownership multiples.

APPOINTMENT OF THE AUDITOR

The auditor of the Company is PwC. The Board, on the recommendation of the Audit & Risk Committee, recommends that PwC be reappointed as the auditor of the Company to hold office until the next annual meeting of shareholders of the Company and that the directors be authorized to fix PwC’s remuneration. The persons named in the accompanying form of proxy intend to vote FOR the appointment of PwC as the Company’s auditor until the next annual meeting of shareholders. PwC has served as the auditor of the Company and its predecessor since 2018.

Audit and Other Service Fees

The Audit & Risk Committee oversees the fees paid to the independent auditor, PwC, for audit and non-audit services. The following table sets forth the aggregate fees billed for professional services rendered by PwC, for the fiscal years 2022 and 2021, respectively:

	2022	2021
Audit Fee[1]	$470,000	$441,517
Tax Fees[2]	193,738	69,794
All other fees[3]	61,950	126,321
Total	$725,688	$637,686

(1) Audit fees include the audit of the year-end financial statements.

(2) Tax fees related to tax compliance services.

(3) All other fees are the aggregate fees paid for products and services other than those reported above, which comprise mainly prospectus and translation related services incurred by PwC in relation to certain required procedures undertaken in connection with our IPO and NYSE listing.

As part of the Company’s corporate governance practices, the Audit & Risk Committee has adopted a policy prohibiting the auditor from providing non-audit services to the Company or its subsidiaries unless the services are approved in advance by the Chair of the Audit & Risk Committee. The auditor is required to report directly to the Audit & Risk Committee.

ADVISORY RESOLUTION ON APPROACH TO EXECUTIVE COMPENSATION

At the Meeting, the shareholders will be asked to consider an advisory resolution (the “Say on Pay Resolution”) regarding the Company’s approach to executive compensation, which is described in detail in the section of this Circular entitled “Compensation Discussion and Analysis”. Pay for performance is a cornerstone of the Company’s compensation philosophy, which is intended to align the interests of the Company’s executives with those of its shareholders. This compensation philosophy enables the Company to attract and retain high-performing executives who will be motivated to create value for shareholders.

The Board and management of the Company recommend that the shareholders vote FOR the adoption of the advisory Say on Pay Resolution. The persons named in the accompanying form of proxy intend to vote FOR the adoption of the Say on Pay Resolution.

Votes on the Say on Pay Resolution are advisory and will not be binding on the Board or the Company. However, the Governance & Sustainability Committee will review and analyze the results of the vote and take them into consideration when reviewing the Company’s executive compensation philosophy.

The form of Say on Pay Resolution to be submitted to the shareholders at the Meeting, subject to such amendments, variations or additions as may be approved at the Meeting, is set forth below:

BE IT RESOLVED THAT on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the Circular, delivered in advance of the Meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate Governance

The Company’s Board and management are dedicated to strong corporate governance practices designed to maintain high standards of oversight, accountability, integrity and ethics while promoting long-term growth and complying with the Canadian Securities Administrators’ Corporate Governance Guidelines. The Company’s strong governance practices are reflected in its approach and application of policies and practices, some of which are outlined below:

GOVERNANCE
Guidance	Reference	Overview	Application
Majority Voting Policy	see p. 39 of the Circular	Annual election of Directors by Shareholders Any Director who receives a greater number of votes withheld must tender resignation	2022 was the Company’s first director election vote The policy was repealed on March 28, 2023, given it became redundant in light of the amendments to the CBCA related to the election of Directors
Director Independence	see p. 37 of the Circular	Determination of independence of Board members	77% of the Triple Flag Board are deemed to be independent Directors All committees are comprised entirely of independent directors
Board Effectiveness	see p. 36 of the Circular	Ensure that the Board and its Committees are functioning at optimal levels	Annual review of the effectiveness and performance of the Board and its Committees and Chairs Independent Chair to provide strong independent Board oversight
Share Ownership Guidelines	see p. 73 of the Circular Full guidelines posted on the Triple Flag website	Aligns the interests of Directors and executives with those of Shareholders Applies to each Director and executive at the SVP level and higher

5 of 7 Independent Directors satisfy the required level of share ownership; the remaining Directors are in process and have until Q1 2028 to comply

All NEOs satisfy the required level of share ownership

Orientation & Continuing Education	see p. 40 of the Circular	Ensuring relevant continuing education sessions are provided to Directors	3 Director Development sessions were offered to the Board in 2022
Director Term Limits & Other Mechanisms of Board Renewal	see p. 39 of the Circular	To support a Diverse Board membership	No Director term limits, mandatory retirement age or other automatic mechanisms of board renewal 100% of Directors have tenure 1–4 years
Conflicts of Interest	see p. 84 of the Circular

Directors and officers are obligated to act at all times in good faith and in the interest of the Company and to disclose any conflicts

Governance & Sustainability Committee reviews interlocking Directors

There are no existing potential conflicts of interest among the Directors

Related Party Transactions	see p. 37 of the Circular	Oversight of related party transactions rests with the Audit & Risk Committee The Board, through the Audit & Risk Committee, reviews and approves significant related party transactions	Quarterly reports on related party transactions provided to the Audit & Risk Committee There were no related party transactions in 2022
Meeting of Independent Directors	see p. 38 of the Circular	Open and candid discussion among independent directors to facilitate independent judgment	Each meeting agenda includes in-camera sessions; with only the independent directors in attendance
Advisory Vote on Executive Compensation (Say on Pay)	see p. 28 of the Circular	Providing Shareholders with an opportunity to cast advisory votes on the Company’s approach to executive compensation	Advisory vote will be held annually at the Company’s Annual Meeting 2022 advisory vote result was 99.46% in favor of our say on pay resolution
Compensation Recovery Policy	see p. 74 of the Circular	Deterrent to executives against fraud, theft, embezzlement or other similar intentional and serious misconduct that results in restatement of financial statements	If a recovery is triggered, the executive must repay the excess annual bonus payments and incentive payments received

COMPLIANCE & ETHICS
Guidance	Reference	Overview	Application
Code of Business Conduct & Ethics	see p. 34 of the Circular	Applies to all officers, directors, employees, contractors and agents acting on behalf of Triple Flag Oversight by the Governance & Sustainability Committee of the Board	Provides guidelines for maintaining integrity, trust and respect
Whistleblower Policy	see p. 34 of the Circular	Confidential access (hotline or email) to the Audit & Risk Committee Chair to report any alleged violations or complaints	Protects those who act in good faith from retaliation
Insider Trading and Anti-Hedging Policy	see p. 33 of the Circular	Prohibits trading in our securities while in possession of material undisclosed information about the Company

All directors and employees, including the named executive officers are deemed insiders

Insiders can trade in the Company's securities only during prescribed trading windows

Insiders are also prohibited from entering into certain types of hedging transactions involving securities of the Company, such as short sales, puts, calls, prepaid variable forward contracts and equity swaps

Disclosure Policy	see p. 33 of the Circular

The management Disclosure Committee is responsible for the implementation and administration of the Disclosure Policy

The Disclosure Committee is responsible for overseeing and monitoring the disclosure processes and practices and reports to the Audit & Risk Committee of the Board

Reviewed and approved all public disclosure prior to release
Anti-Bribery & Anti-Corruption Compliance Policy	see p. 33 of the Circular	Establishes the Company’s commitment to comply fully with relevant Anti-Corruption legislation and governs the Company (and its representatives) to conduct business legally and ethically	Sets out strategies to mitigate bribery and corruption risk Bribes, kickbacks or other questionable inducements directly or indirectly to government officials to influence business are prohibited

ESG
Guidance	Reference	Overview	Application
Mandate of the Compensation & Talent Committee	see p. 35 of the Circular	Oversight of executive talent, performance, compensation and succession	Committee meets several times per year to review relevant talent & compensation related initiatives, with regular reporting to the Board
ESG Policy	see p. 40 of the Circular	To continue to invest in opportunities where operating partners’ values are aligned

Two-pronged approach: 1) ensuring portfolio quality by conducting rigorous due diligence and 2) contributing to a responsible and sustainable mining ecosystem by partnering with our counterparties in local social initiatives

Established an ESG Policy that was approved by the Board

Sustainability Report	see p. 41 of the Circular	Provides context and meaningful demonstration of the Company’s sustainability initiatives in a single, easy-to-understand report	Annual publications
Human Rights Policy	see p. 45 of the Circular	Establishes the Company’s commitment to respect the human rights of all stakeholders	Will not tolerate child labor, forced labor or modern slavery Established a Human Rights Policy that was approved by the Board
Climate Strategy	see p. 45 of the Circular	Informed by the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD)	Carbon neutral since inception, over 40,000t of CO2 offset, including Scope 1, 2 and 3 emissions, by investing in accredited offsets Established a Climate Strategy that was approved by the Board

Environmental Policy	see p. 45 of the Circular	Commits the Company to act in an environmentally responsible manner	Established an Environmental Policy that was approved by the Board
Community Investment Strategy	see p. 43 of the Circular	Sets out the Company’s commitment to contribute to the social, environmental, and economic well-being of local and counterparty communities

Commitment to allocate 2% of average net income over previous five years to community investment initiatives

Over $500k in specific initiatives supporting underrepresented groups near producing assets and headquarters in Canada

Diversity & Inclusion Policy	see p. 44 of the Circular	Value diversity of abilities, experience, perspective, education, age, ethnicity, race, gender, diverse backgrounds

As at the date of publication:

42% of independent Board Directors and 33% of all directors identify as women

2 of 4 Chairs (Board and Audit & Risk Committee) identify as women

37% of senior management identify as members of underrepresented social groups and/or women

25% of senior management identify as members of underrepresented social groups and 25% as women

57% of non-senior management workforce and 46% of total workforce identify as underrepresented social groups and/or women

ENTERPRISE RISK MANAGEMENT
Guidance	Reference	Overview	Application
Mandate of the Audit & Risk Committee	see p. 37 of the Circular	Audit & Risk Committee assists the Board in its oversight of enterprise risk management and compliance Oversees financial reporting and disclosure controls

Annual review for Board approval of financial statements and reports

Oversaw monitoring and mitigation of information security risks, ongoing risks related to COVID-19, geopolitical risks and other globally relevant risks

Good controls and regular reporting on risk register for the Board and ongoing comprehensive risk management focus

Management delivers regular reports on information/cyber security to the Committee

Disclosure Policy

The Board has approved a Disclosure Policy which establishes standards and procedures relating to contacts with analysts and investors, news releases, conference calls and disclosure of material information. The Disclosure Committee is responsible for overseeing and monitoring the disclosure processes and practices, including the review, from time to time, of Triple Flag’s Disclosure Policy. It is made up of members of senior management and reports to the Audit & Risk Committee on disclosure matters. The Disclosure Committee reviews all material information in disclosure documents before they are reviewed and approved by the relevant Board committee as well as the Board. The Board has established policies and standards for the disclosure of material information to ensure it is timely, accurate and balanced.

Anti-Bribery and Anti-Corruption Compliance Policy

Our Board has adopted an anti-bribery and anti-corruption compliance policy (the “Anti-Bribery Policy”) which establishes our commitment to comply fully with Canada’s Corruption of Foreign Public Officials Act and the United States Foreign Corrupt Practices Act and any local and foreign anti-bribery or anti-corruption laws and regulations that may be applicable. All of the officers, directors, employees, contractors and agents acting on behalf of the Company (“Company Personnel”) are required to comply with all laws prohibiting improper payments to domestic and foreign officials. All Company Personnel are required to conduct the Company’s business legally and ethically. Gifts, payments or offerings of anything to influence sales or other business, bribes, kickbacks, or other questionable inducements, directly or indirectly to government officials are prohibited. The Anti-Bribery Policy provides a guideline of prohibited payments, as well as the consequences of non-compliance. The Anti-Bribery Policy also sets out strategies we adopt to mitigate bribery and corruption risk. The Board is responsible for monitoring compliance with the Anti-Bribery Policy and initiating investigations of reported violations.

Insider Trading and Anti-Hedging Policy

Because of our compact team size and cohesive work practices, all our directors and employees, including the named executive officers (“NEOs”), are subject to our insider trading and anti-hedging policy. This policy prohibits trading in our securities while in possession of material undisclosed information about the Company. Under this policy, directors and employees are also prohibited from entering into certain types of hedging transactions involving the securities of the Company, such as short sales, puts, calls, prepaid variable forward contracts and equity swaps. The Company permits directors and employees to trade in the Company’s securities, including the exercise of stock options, only during prescribed trading windows.

Code of Ethics

Our Board has adopted a written code of business conduct and ethics (the “Code of Ethics”) that applies to Company Personnel. The objective of the Code of Ethics is to provide guidelines for maintaining our and our subsidiaries’ integrity, trust and respect. The Code of Ethics addresses compliance with laws, rules and regulations, conflicts of interest, confidentiality, commitment, preferential treatment, financial information, internal controls and disclosure, protection and proper use of our assets, communications, fair dealing, fair competition, due diligence, illegal payments, equal employment opportunities and harassment, privacy, use of Company computers and the internet, political and charitable activities and reporting any violations of law, regulation or the Code of Ethics. Company Personnel receive annual training and are required to review and acknowledge the Code of Ethics each year. Any person subject to the Code of Ethics is required to report all violations of law or regulation or of the Code of Ethics of which they become aware to any one of the Company’s executive officers or as otherwise set forth in the Code of Ethics. The former Compensation & ESG Committee previously had oversight of the Code of Ethics. Going forward, the Governance & Sustainability Committee will be responsible for reviewing and evaluating the Code of Ethics at least annually and recommending any necessary or appropriate changes to our Board for consideration. The Governance & Sustainability Committee will assist the Board with the monitoring of compliance with the Code of Ethics, and will be responsible for considering any waivers of the Code of Ethics (other than waivers applicable to members of the Governance & Sustainability Committee, which are considered by the Audit & Risk Committee, or waivers applicable to our directors or executive officers, which are subject to review by our Board as a whole). Our Board has ultimate responsibility for monitoring compliance with the Code of Ethics. In accordance with NI 58-101, the Code of Ethics has been filed on our SEDAR profile at www.sedar.com and is also available on our website at www.tripleflagpm.com.

Whistleblower Policy

The Company encourages the reporting of violations and potential violations of the Code of Ethics and has established a hotline for whistleblower concerns, accessible by email and by phone. Effective March 15, 2023, this hotline is administered by a third-party vendor to ensure confidentiality and to provide confidence to individuals seeking to make a claim. Any employee, supplier or director may use the hotline to report conduct that they feel violates the Code of Ethics or otherwise constitutes fraud or unethical conduct. The details of the hotline are available at www.tripleflagpm.com and all complaints received through the whistleblower concerns hotline are monitored by the Chair of the Audit & Risk Committee, actioned accordingly and reported to the Board.

Composition of our Board and Board Committees

As per our articles of amalgamation (the “Articles”), our Board is required to consist of a minimum of three and a maximum of 10 directors, as determined from time to time by the directors. Our Board currently consists of nine directors, the majority of whom are considered to be independent under Canadian securities laws. Under the CBCA, a director may be removed with or without cause by a resolution passed by an ordinary majority of the votes cast by shareholders present in person or represented by proxy at a meeting of shareholders and who are entitled to vote. The directors are elected by shareholders at each annual meeting of shareholders, and all directors will hold office for a term expiring at the close of the next annual meeting or until their respective successors are elected or appointed. Our Articles provide that, between annual meetings of shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

Certain aspects of the composition and functioning of our Board are governed by the terms of the Investor Rights Agreement. See “Nomination Rights”. The nominees for election by shareholders as directors are determined by our Governance & Sustainability Committee in accordance with the provisions of applicable corporate law, the Investor Rights Agreement and the Governance & Sustainability Committee charter. See also “Governance & Sustainability Committee”.

Committees of Our Board

Prior to March 2023, our Board had two committees: the Compensation & ESG Committee and the Audit Committee. Effective March 6, 2023 our Board has split the Compensation & ESG Committee into two separate committees: the Compensation & Talent Committee and the Governance & Sustainability Committee, and renamed the Audit Committee the Audit & Risk Committee. See also “2023 Board and Committees”.

Compensation & Talent Committee (previously part of the Compensation & ESG Committee)

Composition of Compensation & Talent Committee

Our Compensation & Talent Committee is charged with reviewing, overseeing and evaluating our compensation, performance evaluation and related compensation programs. The Compensation & Talent Committee comprises four directors (including the committee chair), all of whom are persons determined by our Board to be independent directors. Our Compensation & Talent Committee comprises Peter O’Hagan, who acts as chair of the committee, Tim Baker, Elizabeth Wademan and Blake Rhodes. Our Board believes that our Compensation & Talent Committee is able to conduct its activities in an objective manner.

Our Board believes that the members of the Compensation & Talent Committee individually and collectively possess the requisite knowledge, skills and experience in governance of compensation matters, including human resource management, executive compensation matters, and general business leadership, to fulfill the committee’s mandate. All members of the Compensation & Talent Committee have substantial knowledge and experience as current and former senior executives of large and complex organizations and as a result of membership on the boards of other publicly traded entities. For additional details regarding the relevant education and experience of each member of our Compensation & Talent Committee, including the direct experience that is relevant to each committee member’s responsibilities in executive compensation, see “Director Profiles”.

Compensation & Talent Committee Charter

Our Board has adopted a written charter, which sets forth the purpose, composition, authority and responsibility of our Compensation & Talent Committee consistent with our Corporate Governance Guidelines and our ESG Policy. A copy of our Compensation & Talent Committee charter is posted on our website. Our Compensation & Talent Committee’s purpose is to assist our Board in:

•	the appointment, performance evaluation and compensation of our senior management;

•	maintaining talent management and succession planning systems and processes relating to our CEO and senior management;

•	the recruitment, development and retention of our senior management;

•	developing a compensation structure for our senior management including salaries, annual and long-term incentive plans, including plans involving share issuances and other share-based awards;

•	annually reviewing and, when appropriate, establishing goals and objectives (including those related to ESG) relevant to the compensation of our senior management;

•	assessing the compensation of our directors;

•	periodically reviewing and, when appropriate, establishing ESG-related goals and objectives relevant to the compensation of our senior management;

•	establishing policies and procedures designed to identify and mitigate risks associated with our compensation policies and practices;

•	reviewing and, if appropriate, recommending to the Board the approval of any adoption, amendment or termination of our incentive or equity-based compensation arrangements (and the aggregate number of Common Shares to be reserved for issuance thereunder), and overseeing their administration and discharging any duties imposed on the committee by any such arrangements; and

•	delegating to the Audit & Risk Committee the responsibility and authority to monitor, assess and manage risks related to compensation issues.

Our Board is responsible for approving the compensation of our Chief Executive Officer and, based on the recommendations of the Chief Executive Officer, the compensation of our other senior management, including the NEOs. The compensation paid to our NEOs for our second fiscal year as a public company is set forth below in the “Summary Compensation Table”.

Further particulars of the process by which compensation for our executive officers will be determined is provided under “Executive Compensation”.

Governance & Sustainability Committee (previously part of the Compensation & ESG Committee)

Composition of Governance & Sustainability Committee

The Governance & Sustainability Committee comprises three directors (including the committee chair), all of whom are persons determined by our Board to be independent directors. Our Governance & Sustainability Committee comprises Tim Baker, who acts as chair of the committee, Dawn Whittaker and Geoff Burns. Our Board believes that our Governance & Sustainability Committee is able to conduct its activities in an objective manner.

Our Board believes that the members of the Governance & Sustainability Committee individually and collectively possess the requisite knowledge, skill and experience in governance including ESG issues and general business leadership, to fulfill the committee’s mandate. All members of the Governance & Sustainability Committee have substantial knowledge and experience as current and former senior executives of large and complex organizations and as a result of membership on the boards of other publicly traded entities. For additional details regarding the relevant education and experience of each member of our Governance & Sustainability Committee, including the direct experience that is relevant to each committee member’s responsibilities in governance and ESG, see “Director Profiles”.

Governance & Sustainability Committee Charter

Our Board has adopted a written charter, which sets forth the purpose, composition, authority and responsibility of our Governance & Sustainability Committee consistent with our Corporate Governance Guidelines and our ESG Policy. A copy of our Governance & Sustainability Committee charter is posted on our website. Our Governance & Sustainability Committee’s purpose is to assist our Board in:

•	developing our corporate governance guidelines and principles and providing us with governance leadership;

•	developing and recommending to the Board our approach to ESG issues, including any changes to the ESG Policy, and reporting to the Board on the ESG performance of our portfolio of investments;

•	overseeing and approving the adoption of any ESG-related standards or initiatives;

•	delegating to the Audit & Risk Committee the responsibility and authority to monitor, assess and manage risks related to environmental and social issues;

•	engaging with our shareholders and other stakeholders in respect of ESG issues;

•	identifying and overseeing the recruitment of candidates qualified to be nominated as members of our Board;

•	monitoring compliance with the Code of Ethics and initiating investigations of reported violations thereof;

•	reviewing the structure, composition and mandate of Board committees; and

•	evaluating the performance and effectiveness of our Board and of our Board committees.

Our Governance & Sustainability Committee takes reasonable steps to evaluate and assess, on an annual basis, directors’ performance and the effectiveness of our Board, committees of our Board, individual Board members, our Chair and committee chairs. The assessment addresses, among other things, individual director independence, individual director and overall Board skills, and individual director financial literacy. Our Board receives and considers the recommendations from our Governance & Sustainability Committee regarding the results of the evaluation of the performance and effectiveness of our Board, committees of our Board, individual Board members, our Chair and committee chairs. In identifying new candidates for our Board, the Governance & Sustainability Committee considers what competencies and skills our Board, as a whole, should possess and assesses what competencies and skills each existing director possesses, considering our Board as a group, as these may ultimately determine the boardroom dynamic. Our Governance & Sustainability Committee is also responsible for orientation and continuing education programs for our directors. See also “Orientation and Continuing Education”.

Audit & Risk Committee (previously the Audit Committee)

The Audit & Risk Committee is charged with assisting the Board in its oversight role with respect to the quality and integrity of financial information, the effectiveness of the Company’s internal control over financial reporting, the effectiveness of the Company’s risk management and compliance practices, the performance, qualifications and independence of the independent auditor, the Company’s compliance with legal and regulatory requirements, oversight of related party transactions and the performance of the Company’s finance functions.

Composition of the Audit & Risk Committee

Our Audit & Risk Committee comprises three directors: Susan Allen, who acts as chair of the committee, Peter O’Hagan and Elizabeth Wademan, all of whom are persons determined by our Board to be both independent directors and financially literate within the meaning of NI 52-110. Each of our Audit & Risk Committee members has an understanding of the accounting principles used to prepare financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. See “Audit & Risk Committee Information” in the Company’s Annual Information Form for further information on the Audit & Risk Committee.

Audit & Risk Committee Charter

The Audit & Risk Committee charter, which is available on our website, ensures Risk Management oversight is performed by the Audit & Risk Committee. The Audit & Risk Committee performs its risk management oversight through review of the Company’s major financial risk exposures and making recommendations to the Board of Directors regarding the adequacy of the Company’s risk management policies and procedures.

Director Independence

Under NI 58-101, a director is considered to be independent if they are independent within the meaning of section 1.4 of National Instrument 52-110 — Audit Committees (“NI 52-110”). Pursuant to section 1.4 of NI 52-110, an independent director is a director who is free from any direct or indirect relationship which could, in the view of our Board, be reasonably expected to interfere with a director’s independent judgment. Based on information provided by each director concerning his or her background and employment and affiliations, our Board has determined that, of the nine directors currently on our Board, Shaun Usmar and Mark Cicirelli are not considered “independent” within the meaning of applicable securities laws and New York Stock Exchange (“NYSE”) listing standards as a result of their respective relationships with us. Shaun Usmar is not considered to be independent by the Board as he is the Chief Executive Officer of the Company. Because the Principal Shareholders hold a majority of our outstanding shares and Mark Cicirelli is an employee of an affiliated entity of the Principal Shareholders, our Board has determined that Mark Cicirelli will not be considered to be independent. Although Tim Baker and Peter O’Hagan were nominated by our Principal Shareholders for election as directors to our Board, our Board has determined that each of Tim Baker and Peter O’Hagan remains “independent” within the meaning of applicable securities law and NYSE listing standards because neither director is otherwise associated with our Principal Shareholders. See “Nomination Rights”. The Chair of our Board, Dawn Whittaker is independent within the meaning of section 1.4 of NI 52-110 and NYSE listing standards.

Meetings of Independent Directors

Our Board believes that given its size and structure, including the fact that a majority of our directors are independent, it is able to facilitate independent judgment in carrying out its responsibilities and will continue to do so going forward. To enhance such independent judgment, the independent members of our Board held in camera meetings without members of management and the non-independent directors present, at each regularly scheduled Board meeting (8, in 2022) and at every regularly scheduled Committee meeting (a combined total of 11 Committee meetings, in 2022).

Majority Voting Policy

On August 31, 2022, amendments to the CBCA and the Canada Business Corporation Regulations, 2001 came into force which introduced a statutory voting requirement for uncontested director elections. Under the CBCA amendments, shareholders are allowed to vote “for” or “against” (as opposed to “for” and “withhold”) nominees for election to our Board of Directors. If a nominee does not receive a majority of the votes cast for their election, the nominee will not be elected and the Board of Directors position will remain open or, in the case of incumbent directors (which comprise all of the nominees for election to our Board of Directors at the Meeting), such director may continue in office until the earlier of (i) the 90th day after the election, or (ii) the day on which his or her successor is appointed or elected. On March 28, 2023, the Company repealed its majority voting policy which was no longer necessary in light of the CBCA amendments.

Nomination Rights

The investor rights agreement dated May 26, 2021 and amended on November 9, 2022, between the Company and the Principal Shareholders (“Investor Rights Agreement”) provides the Principal Shareholders and their permitted affiliates with the right to nominate 33% of the Company’s directors (rounded up to the next whole number), subject to reductions to the percentage of directors that may be nominated based on reductions in the percentage of Triple Flag shares owned by the Principal Shareholders (and their permitted affiliates). Effective as of January 19, 2023 the percentage of directors that may be nominated by the Principal Shareholders is:

•	33% of the Company’s directors (rounded up to the next whole director) for so long as the Principal Shareholders and their permitted affiliates, as a group, own, control or direct at least 40% of our outstanding Common Shares (on a non-diluted basis);

•	30% of the Company’s directors (rounded up to the next whole director) for so long as the Principal Shareholders and their permitted affiliates, as a group, own, control or direct at least 30% but less than 40% of our outstanding Common Shares (on a non-diluted basis);

•	20% of the Company’s directors (rounded up to the next whole director) for so long as the Principal Shareholders and their permitted affiliates, as a group, own, control or direct at least 20% but less than 30% of our outstanding Common Shares (on a non-diluted basis);

•	10% of the Company’s directors (rounded up to the next whole director) for so long as the Principal Shareholders and their permitted affiliates, as a group, own, control or direct at least 10% but less than 20% of our outstanding Common Shares (on a non-diluted basis); and

•	none of the Company’s directors once the Principal Shareholders and their permitted affiliates, as a group, own, control or direct less than 10% of our outstanding Common Shares (on a non-diluted basis).

If a vacancy on the Board arises, then a replacement will be nominated by the Principal Shareholders (including their permitted affiliates) or the Governance & Sustainability Committee, whichever nominated the departing director, and the Board will appoint that replacement candidate as a director as soon as possible after his or her nomination.

In addition, for as long as the Principal Shareholders and their permitted affiliates, as a group, own, control or direct not less than 10% of our outstanding Common Shares (on a non-diluted basis), the Principal Shareholders and their permitted affiliates will be entitled to nominate one director to serve on each committee of the Board, other than the Audit & Risk Committee; provided that such director nominee is not an officer of the Company.

Pursuant to the Investor Rights Agreement, the Principal Shareholders have put forward three incumbent directors as nominees for election to our Board of Directors at the Meeting: Mark Cicirelli, Tim Baker and Peter O’Hagan.

Director Term Limits and Other Mechanisms of Board Renewal

Our Board is composed of a diverse range of individuals who represent a mix of background, experience, skills and expertise, evidencing diversity in tenure, age and gender. Accordingly, our Board has not adopted, nor does it currently consider it necessary to adopt, term limits, mandatory retirement ages or other automatic mechanisms of board renewal. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the Governance & Sustainability Committee seeks to maintain the composition of our Board in a way that provides, in the judgment of our Board, the best mix of skills and experience to provide for our overall stewardship. Our Governance & Sustainability Committee also conducts a process for the assessment of our Board, each committee and each director regarding his, her or its effectiveness and performance, and reports evaluation results to our Board. See also “Diversity”.

Mandate of our Board

Our Board is responsible for supervising the management of our business and affairs, including providing guidance and strategic oversight to management. Our Board has adopted a formal mandate, set forth in Appendix A, that includes the following duties and obligations:

•	appointing the Chief Executive Officer;

•	adopting a strategic planning process and implementing risk management policies and procedures;

•	appointing, supervising, evaluating and developing senior management and succession planning;

•	monitoring the adequacy and effectiveness of our system of internal controls over financial reporting and disclosure controls and procedures;

•	approving certain regulatory filings; and

•	adopting and periodically reviewing policies and procedures designed to (i) ensure compliance with applicable laws, (ii) ensure that our business is conducted ethically and with honesty, and (iii) permit shareholder feedback on material issues.

Our Board has adopted a written position description for the Chair, which sets out the Chair’s key responsibilities, including, among others, duties relating to setting Board meeting agendas, chairing Board and shareholder meetings, director development and communicating with our shareholders and regulators. See “Conflicts of Interest”.

Our Board has adopted a written position description for each of our committee chairs which sets out each of the committee chair’s key responsibilities, including, among others, duties relating to setting committee meeting agendas, chairing committee meetings and working with the respective committee and management to ensure, to the greatest extent possible, the effective functioning of the committee.

Our Board has adopted a written position description for our Chief Executive Officer which sets out the key responsibilities of our Chief Executive Officer, including, among other duties in relation to providing overall leadership, ensuring the development of a strategic plan and recommending such plan to our Board for consideration; ensuring the development of an annual corporate plan and budget that supports the strategic plan and recommending such plan to our Board for consideration; and supervising day-to-day management and communicating with our shareholders and regulators.

Orientation and Continuing Education

Our board has implemented an orientation program for new directors under which new directors meet with the Chair, members of senior management and our secretary. New directors are provided with comprehensive orientation and education as to the nature and operation of the Company and our business, the role of our Board and its committees, and the contribution that an individual director is expected to make. Our Board is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of the directors and to ensure that their knowledge and understanding of our business remains current. The chair of each committee is responsible for coordinating orientation and continuing director development programs relating to the committee’s mandate.

ESG

We believe strong sustainable performance is critical to the long-term success of our organization, the mining industry and host communities. We believe that optimal Environmental, Social and Governance (“ESG”) performance helps ensure that the mines and projects we invest in are developed and operated responsibly to support the green energy transition and protect worker health, safety and the environment; social impacts are identified, managed and mitigated; human rights are respected; and benefits accrue to local communities and a broad range of stakeholders. To that end, our Board has adopted an ESG policy to ensure that we continue to invest in opportunities where our operating partners’ values are aligned with our own. The ESG Policy establishes our commitment to: perform intensive pre-acquisition due diligence on a range of ESG aspects; evaluate whether counterparty actions are in support of achieving the Sustainable Development Goals (as is established further to our commitment as a signatory to the United Nations Global Compact (“UNGC”)); integrate the results of the ESG due diligence into our investment decision-making process; and incorporate ESG safeguards into Triple Flag-originated investment agreements and exercise those safeguards where necessary to protect our investments and reputation.

Our ESG approach is two-pronged:

1.	We ensure portfolio quality by investing in streams and royalties on mines and projects where our due diligence determines that our counterparties demonstrate strong ESG management and performance. Strong ESG performance by our partners helps ensure our investments enjoy the privilege to operate with their host communities and governments over the long term, which protects our business and shareholders.

2.	We contribute to a responsible and sustainable mining ecosystem through our own practices, actions and community investments, and by exerting influence across our portfolio and the broader mining ecosystem. We aim to lead by example and to share our experience and networks to support sustainable mining.

We do not invest in oil and gas or coal, and we prioritize our non-core, non-precious metal activities in green metals like copper, nickel and related metals that will create the electrification infrastructure needed for the green economy of our future. Although we do not operate any mining assets, we believe we can make a positive impact as capital providers to the sector by investing in streams and royalties on mines and projects where ESG is prioritized and managed conscientiously by our counterparties. Our investment due diligence process includes an extensive assessment of our counterparties’ governance, environmental, and health and safety management practices and local stakeholder engagement and social performance.

When conducting due diligence, we engage with experienced ESG practitioners that complement our considerable team experience and capabilities in this area, who understand and can apply sound judgment about the potential materiality of short- and long-term risks so that we can avoid investing in projects that adversely impact the environment and local stakeholders. For example, we do not invest in any opportunities that involve riverine tailings disposal, child labor or forced labor as our strictest decision-making criteria, but there are many situations where we have declined and will continue to decline to bid in processes where our due diligence identifies unacceptable levels of risk, particularly in the areas of tailings storage, corrupt business practices and community relations.

Post-acquisition, we work collaboratively with counterparties to monitor ESG performance and engage in constructive dialogue on a range of ESG aspects to evaluate how they are being managed, opportunities for improvement and whether new or evolving ESG issues have arisen.

Throughout the review process for our recent acquisition of Maverix we consistently adhered to the tenets of ESG due diligence and performance. We spent time reviewing their Board Committee mandates, ESG initiatives, policies, programs, and infrastructure, to ensure we could leverage opportunities to achieve optimal synergies and contemplate best ESG practices for our combined entity going forward.

We continued to report on our ESG performance and that of our principal assets to our shareholders, and other stakeholders. We published our second annual Sustainability Report, titled “Taking the Next Step”, in June 2022. This report presents information on our sustainability approach, governance, and performance for the 2021 calendar year, as well as our plans to improve our management of and performance on sustainability issues. This report was prepared in accordance with the Global Reporting Initiative (“GRI”) Standards ‘Core option’ and served as our Communication on Progress for the UNGC in support of the Sustainable Development Goals (“SDGs”). We have continued to align with the Sustainability Accounting Standards Board’s (“SASB”) Metals and Mining Standard and the Asset Management and Custody Activities Standard.

In 2022, we engaged Sustainalytics (a Morningstar company) to complete a review and ranking of Triple Flag’s ESG initiatives, resulting in a 4th percentile finish – 4th of 114 companies across the precious metals industry and 2nd in our sub-industry of precious metals mining, with an absolute risk rating of 9.2 (negligible risk). We were awarded two supplemental Top Badges for both Region and Industry. Sustainalytics is a global leader in the fields of responsible investing and sustainable finance. Supported by a robust materiality framework, Sustainalytics’ ESG Risk Ratings provide a quantitative and absolute measure of unmanaged ESG Risk. The Sustainalytics ESG Risk Rating Methodology takes into consideration a multitude of factors, and can be used to compare companies across all covered sub-industries.

In continuing to seek to strengthen our ESG networks and stakeholder engagement practices, we joined the World Gold Council, a network whose mission is to support a vibrant and sustainable future for the gold market, and to facilitate networking and the sharing of best practices. We also signed on to the UNGC Target Gender Equality Initiative and the Women’s Empowerment Principles to strengthen our contribution towards equal representation, participation and leadership in business by women globally.

Community Involvement

In South Africa, Royal Bafokeng Platinum (“RBPlat”) was the first community-owned company to be listed on the Johannesburg Stock Exchange. Concurrent with execution of the RBPlat stream agreement, we complemented RBPlat’s bursary programs by establishing an annual scholarship program, allocating $100,000 each year to fully support the education of eight post-secondary students across the varied geology and engineering disciplines from communities adjacent to the RBPlat operations. Over the life of the program, we expect the total number of students supported will exceed 50. This will, in many cases, also provide them with the potential for employment at the mine site during school breaks and upon completion of their program. In 2022, we supported eight returning students as they continue their academic studies, in addition to a further intake of seven new students for a total of 15 for the year.

In Australia, we’ve continued to support education and economic development initiatives in the communities around the Northparkes mine. In 2022, we continued to support community initiatives and recreational sports programs in the communities surrounding the mine. These investments are aligned with priorities identified by these communities and are awarded following an application and selection process led by a panel of community and company representatives. The ‘Northparkes Triple Flag Scholarship' program also awarded AU$5,000 each to four students. Triple Flag also supported the Northparkes Frontline Ball, purchasing and donating a table to our scholarship students to participate in the event commemorating frontline workers in the surrounding communities.

Furthermore, following the devastating series of flooding events experienced in November, the Northparkes leadership team committed to provide ongoing support to their people and communities. In the days and weeks following the flooding, 5,000 material items were donated, over 1,200 hours of volunteering were undertaken, and several events were cancelled to make funds available to donate to the community. Triple Flag contributed AU$50,000 to assist Northparkes in these relief efforts.

In Mongolia, alongside Triple Flag’s investment in Steppe Gold’s operations, we developed a professional development program for Mongolian leaders working in fields relating to the environment and in communities impacted by mining. Through this program, Triple Flag sponsored and hosted nine delegates, in collaboration with Steppe Gold, to participate in a fully customized professional development and English-as-a-Second-Language program taking place predominantly at post-secondary educational institutions in St. Catharines and Sudbury, Ontario. This three-week program was an opportunity for delegates to be introduced to ESG topics and experiences with strong connections to the mining industry. By attending the program, the delegates increased their knowledge of international mining best practices, relevant legislation, water management, mining management, environmental conservation, and rehabilitation. Most importantly, after returning home, the delegates were able to share the knowledge they gained in Canada with their communities to enhance their capacity to participate and respond to the mining-related opportunities and challenges that they face.

In Canada, we commemorated Canada’s 2nd annual Truth and Reconciliation Day on September 30. The entire Triple Flag team and guests from the banking community participated in hands-on learning activities, guided by our instructors and Mining Matters, a charitable organization we support annually, providing education to Indigenous youth on earth sciences and the minerals industry. The team closed the session by reviewing the finalists for the Triple Flag Young Mining Professionals Scholarship Fund (“YMPSF”) bursary. Both activities further support our commitment to encouraging Indigenous youth and post-secondary students’ academic pursuits in mining-related fields.

Triple Flag has continued its ongoing support of the Women’s College Hospital Foundations. To commemorate International Women’s Day on March 8, Triple Flag again sponsored a table at the Women for Women’s College Hospital Foundation luncheon, and hosted women from our extended network, including board members, at the gala event which raised nearly $600,000 to fuel the healthcare revolution and to help give every woman every chance for the best health possible.

Additionally, Triple Flag donated $100,000 to the Canadian Red Cross in support of the Ukrainian humanitarian relief effort to assist those most in need during this horrific crisis. The Triple Flag team also participated in packing supplies (emergency shelters, blankets, lanterns, toiletries, etc.) to support the relief effort.

Community Investment Strategy

Our Board adopted a Community Investment Strategy to contribute to the social, environmental, and economic well-being of our communities of interest, by supporting responsible and sustainable investments across our portfolio. The Strategy was informed by the material issues, stakeholder groups, and community investments identified by the 15 producing mines in our portfolio in 2021. We employ a hybrid approach that supports partner initiatives in their respective jurisdictions and local initiatives where we have corporate offices. These focus on and measure and communicate the results regarding four key Sustainable Development Goals: Quality Education; Gender Equality; Decent Work and Economic Growth; and Climate Action. We have a community investment target of 2% of average net income over the previous five years to be deployed annually. The Community Investment Strategy will be reviewed and updated whenever there is a significant change in the nature, scale, or scope of our activities, and at a minimum every five years.

Human Capital Management

As of March 21, 2023, we have 15 full-time employees. Our 2022 voluntary turnover rate was 0%, resulting in 100% retention. During 2022, we recruited for a new position, which has lead to one new hire in 2023. Our candidate pool was highly diverse and comprised 57% women and 100% diverse candidates. Additionally, following closing of our Maverix acquisition, one executive (our new General Counsel) has transitioned over to Triple Flag, ensuring continuity and institutional knowledge will remain within the combined company.

We offer meaningful and rewarding employment, professional development opportunities, and competitive compensation to our employees including:

•	Frequent individual and team meetings;

•	Semi-annual performance reviews;

•	One-on-one coaching;

•	Role specific training and capacity development;

•	Opportunities to participate in meaningful community support events; and

•	A Great Place to Work™ (third party independently awarded) and a positive and inclusive culture.

Triple Flag provides its executive officers with a healthcare spending account, year-round medical care through a reputable third party and a wellness allowance in addition to life, short-term and long-term disability, accidental death and dismemberment, health, and travel insurance coverage on the same basis as other employees of the company. We offer these benefits consistent with local market practice.

As a result of and effective on closing of the Maverix acquisition on January 19, 2023, Blake Rhodes and Geoff Burns joined the Board of Directors and concurrently, we also announced that Sir Michael (“Mick”) Davis had stepped down from the Board due to time commitments and Peter O’Hagan replaced him as chair of the Compensation & ESG Committee (subsequently, the Compensation & Talent Committee). Further, on February 21, 2023, following a comprehensive external search, Elizabeth Wademan was appointed to the Board of Directors.

Diversity and Inclusion

We are highly committed to diversity, inclusion and high ethical standards. We believe that having a diverse Board and senior management team can offer a breadth and depth of perspectives that enhance the Company’s performance. We respect and recognize all aspects of diversity, including, but not limited to, race, ethnicity, Indigenous origin or heritage, gender, gender identity, sexual orientation, religion, age, language, socio-economic background, disability, physical attributes, nationality, education and beliefs. Accordingly, we have set a target of 30% diversity in senior management by 2025. We have defined diversity in alignment with the Government of Canada’s 50-30 Challenge to include those identifying as Racialized, Black, and/or People of Color (“Visible Minorities”), People with disabilities (including invisible and episodic disabilities), 2SLGBTQ+ and/or gender and sexually diverse individuals, and Indigenous Peoples. We also have a target of 30% women on our board by 2025. The Board is guided in this pursuit by our diversity and inclusion policy (the “Diversity and Inclusion Policy”). The Diversity and Inclusion Policy ensures that we promote diversity across all levels of our organization, including at the Board and senior management levels, and informs our decisions on recruitment, assessment, and professional development. The Board, senior management and all our employees are expected to adhere to the requirements of the Diversity and Inclusion Policy. The Governance & Sustainability Committee (and previously the Compensation & ESG Committee) regularly monitors the performance of the Company against the Diversity and Inclusion Policy. Further, the Vice President, Talent & ESG is responsible for overseeing the implementation of the Diversity and Inclusion Policy and providing regular updates to the Board on the Company’s progress. We maintain confidential mechanisms for our employees to report actual or suspected incidents of unlawful discrimination and harassment and demonstrate zero tolerance for any form of discrimination or harassment in our workplace.

Triple Flag had no new hires in 2022, however we have had two new hires in the first quarter of 2023, one of whom identifies as a visible minority and the other was retained following our acquisition of Maverix. Triple Flag will continue to ensure a diverse candidate pool for future hires.

The composition of our Board and senior management team is shaped not only by the selection criteria established by our Compensation & Talent Committee but also diversity characteristics outlined in the Diversity and Inclusion Policy. This is achieved by, among other things, ensuring that diversity considerations are taken into account in Board nominations and senior management appointments, monitoring the level of diversity on our Board and in senior management positions and continuing to broaden recruiting efforts to attract and interview diverse candidates.

As of March 21, 2023, three of nine members on our Board, or approximately 33%, and 42% of our independent directors, identify as women, including two of four prominent Chair positions — the Chair of the Board and the Chair of the Audit & Risk Committee. No member of the Board identifies as a visible minority, Aboriginal person or person with a disability. Of our members of senior management, three of eight (37%) identify as members of designated groups, with two of eight (25%) identifying as women and two of eight (25%) identifying as visible minorities with no members identifying as an Aboriginal person or person with a disability.

Diversity and gender will continue to be two of several factors that are taken into account when identifying potential Board and senior management candidates. We have now achieved our stated gender target and will continue to seek out opportunities to increase representation on our Board, in our senior management team and throughout our workforce. When recruiting for management, Board and all other vacancies, Triple Flag includes a variety of candidates from a cross section of diverse backgrounds from which to make appointments. With annual turnover below 10% on a total current workforce of 15, we continue to monitor our limited opportunities to further the diversity of the team.

In 2022 we completed the UNGC Target Gender Equality accelerator program. Through facilitated performance analysis, capacity-building workshops, peer-to-peer learning and multi-stakeholder dialogue, Target Gender Equality supports companies engaged with the UNGC in setting and reaching ambitious corporate targets for women’s representation and leadership. This strengthens our contribution to Sustainable Development Goal 5.5, ensuring women’s full and effective representation, participation, and leadership in business globally.

Our CEO also signed our commitment to the Women’s Empowerment Principles (“WEPs”), a set of principles offering guidance to business on how to promote gender equality and women’s empowerment in the workplace, marketplace, and community. Established by UNGC and UN Women, the WEPs are informed by international labour and human rights standards, and grounded in the recognition that businesses have a stake in, and a responsibility for, gender equality and women’s empowerment.

The Diversity and Inclusion Policy is available on our website at www.tripleflagpm.com.

Great Place to Work

In 2022, Triple Flag received accolades as a Great Place to Work in Canada. Great Place to Work Certification™ recognizes employers who create an outstanding employee experience and an amazing workplace culture. Survey results are completely based on confidential employee feedback. This portrays to potential job seekers that our company offers a great company culture and gives us and other awarded employers a recruiting advantage by providing a globally recognized and research-backed verification of great employee experience.

Human Rights Policy

Our Board has adopted a Human Rights Policy which establishes our commitment to respect the human rights of all of our stakeholders, operating in a manner consistent with leading international frameworks and requirements. We periodically review industry-specific human rights issues and take action to address them, strive to ensure that we are not complicit in human rights abuses, and comply with applicable human rights laws, regulations and international standards. We do not tolerate child labor, forced labor, or modern slavery, and we conduct regular and reasonable human rights due diligence, and monitor and report on human rights impacts. Where we cause or contribute to adverse human rights impacts, we will provide for or co-operate in remediation processes, and have established grievance mechanisms for reporting known or suspected human rights violations. Violations can be reported to the Vice President, Talent & ESG, or anonymously using the Company’s Whistleblower Policy. The Human Rights Policy applies to the Board and all employees and contractors of the Company, and has been reviewed annually by the Compensation & ESG Committee and will continue to be reviewed annually by the Governance & Sustainability Committee going forward.

Environmental Policy

Our board has adopted an Environmental Policy which commits the Company to acting in an environmentally responsible manner. We comply with all applicable environmental legal requirements and implement appropriate management plans and programs to reduce energy use, greenhouse gas emissions, water use, biodiversity loss, waste generation, and tailings-related risks. We educate our employees and contractors on environmental performance, and regularly monitor and share learnings with our counterparties. Climate considerations are integrated into our business, including climate risks, opportunities and performance, and we maintain the carbon neutrality of our investments. Throughout these efforts, we engage with key stakeholders to understand their environmental concerns and support environmental initiatives that align with our priorities. This Environmental Policy is supported by our Climate Strategy and Community Investment Strategy.

Climate Strategy

Our Board has adopted a Climate Strategy that is informed by the recommendations of the Task Force on Climate-related Financial Disclosures and includes commitments related to governance, strategy, risk management, and metrics and targets. We integrate climate considerations into our business; consider climate risks, opportunities, and performance in our investment strategy; catalyze action towards decarbonization across our portfolio; and maintain the carbon neutrality of our business and proportional investments. We are committed to transparently monitoring and reporting on the progress of implementation, and publicly disclosing annual results.

As part of our efforts to transition to a low carbon economy, we have been maintaining carbon neutral operations for the past five years by purchasing accredited and verified carbon offsets to offset our carbon footprint. In 2022, we finalized our carbon credit offset purchase for 2021, offsetting 14,223 tCO2e. We have also purchased offsets in anticipation of 2022 greenhouse gas (“GHG”) emissions to maintain carbon neutrality throughout the year. To date, all of our purchased carbon offset credits (>40,000 t) have been independently verified by internationally recognized carbon standards, including the Verra Verified Carbon Standard Program, Gold Standard and the United Nations Clean Development Mechanism. Our carbon footprint consists of greenhouse gas emissions associated with our direct activities (Scope 1 and 2 as well as Categories 6 and 7 in Scope 3) and our attributable share of emissions associated with production of our attributable metals production by our counterparties, to the point of saleable metals (defined as Category 15 in Scope 3).

Third-party emissions are calculated annually based on disclosure by the owners or operators of mines in which we have stream and royalty interests and third-party data provided by Skarn Associates, a metals and mining ESG research company. Our objective is to achieve a consistent, verifiable, and science-based approach to the quantification of our carbon footprint relating to our direct corporate activities and to our streaming and royalty interests.

COMPENSATION DISCUSSION AND ANALYSIS

To My Fellow Shareholders,

I am pleased to share with you our Compensation Discussion & Analysis which explains the compensation decisions for 2022 for our named executive officers (NEOs).

Triple Flag’s commitment to grow shareholder value over the long run is the product of a focused commercial strategy, a balanced approach to executive compensation, and sound business management. Specifically, Triple Flag’s executive compensation program is designed to align the interests of management and our fellow shareholders. We believe that this alignment will secure Triple Flag’s long-term corporate and shareholder success. Alignment is reflected in the compensation program design, which combines corporate performance objectives, including growth, risk mitigation, and sustainability, as well as individual performance objectives.

2022 performance achievements

In 2022, we achieved several significant financial and operational milestones, the most important of which was the acquisition of Maverix Metals Inc. (Maverix) for $606 million, which we completed in January 2023. This was the largest transaction for Triple Flag since our founding. This acquisition solidified Triple Flag’s standing as the leading gold-focused, emerging senior streaming and royalty company, significantly enhanced Triple Flag’s trading liquidity and created the opportunity to achieve as much as $7 million in annual synergies. Other important 2022 achievements included:

•	Listing on the New York Stock Exchange (“NYSE”) to help grow our investor base and liquidity profile over the longer term

•	Achieving a top rating for our ESG practices by Sustainalytics (4th of the 114 global precious metals companies they cover)

•	Growing our dividend, with an annualized dividend of US$0.20 per share, representing a yield of 1.4% based on the closing share price on February 17, 2023

•	Building on our gold equivalent ounces (“GEOs”) growth track-record by delivering our sixth consecutive annual sales record of 84,600 GEOs

•	Outperforming the gold price and our peers (see “Peer Group”) in 2022 and since our IPO in 2021, with Triple Flag up 15% (USD) during 2022.

2022 pay decisions

As a public company and to better align with industry pay conventions, we implemented the broadly accepted model of base, short-term incentives (“STI”) and long-term incentives (“LTI”) to compensate our executives. Through the implementation of this model, the STI plan designed to incentivize executives to meet growth, financial and operational objectives, while delivering ESG performance, replaced the discretionary annual bonus. The STI plan is based on a framework of five quantitative and qualitative metrics of corporate and individual performance: i) Grow Value, ii) Outperform, iii) Optimize Portfolio & Risk, iv) ESG Leadership and v) Corporate Priorities. The positive framework results in 2022 reflected the management team’s extraordinary efforts and the 2022 awards to the NEOs under the STI plan were in the upper end of the range based on each executive’s significant contributions. Also, to align NEO interests with those of shareholders going forward, the Committee granted each executive LTI awards in the form of stock options and RSUs, with award levels based on each executive’s applicable benchmarks and performance objectives. Finally, NEO base salaries were increased to reflect the Company’s larger size after the Maverix acquisition, and to ensure market competitiveness for key positions. The Committee will continue to assess the design of executive pay plans and award levels to ensure they continue to motivate executives and align their interests with those of shareholders.

A great place to work

In 2022, our management team demonstrated outstanding leadership while fostering a dynamic team environment at Triple Flag. Our inaugural “Great Places to Work” certification and 96% score are strong indicators of the high level of employee engagement and the cohesive and winning culture our management team has created at Triple Flag. This year, the Company will continue to recruit new team members to integrate Maverix and adapt to the additional demands of the increased scale and complexity of the large portfolio under management. To retain and motivate employees and attract qualified candidates so we can achieve financial, operational and cultural milestones, we need to provide competitive compensation opportunities.

Board transformation

On March 6, 2023 we altered Triple Flag’s Board Committee structure. First, we split the Compensation & ESG Committee into two committees: the “Compensation & Talent Committee” and the “Governance & Sustainability Committee”. Second, we renamed the Audit Committee the “Audit & Risk Committee”. These changes were designed to sharpen board oversight of our most important asset (our people), ensure best practices in corporate governance and environmental sustainability and fully recognize the breadth of the Audit & Risk Committee’s responsibilities across the ever widening universe of enterprise risks.

I have served as the Compensation & ESG Committee Chair from January 2023, until the formation of the Compensation & Talent Committee on March 6, 2023. On behalf of the Committee, I would like to express my sincere gratitude to Sir Michael (Mick) Davis for his leadership of the Compensation & ESG Committee in 2022 and his participation on our Board. In January, Sir Michael stepped down to further build his growing green metal business. We wish him success with his new ventures.

I would like to welcome Geoff Burns, Blake Rhodes and Elizabeth Wademan to the Board, all of whom joined earlier this year and will stand for election at the Annual General Meeting. Messrs. Burns and Rhodes have joined us from the Maverix Board, providing continuity as we integrate Maverix into Triple Flag. Ms. Wademan has over 24 years of capital markets and operational experience as a senior executive. All three new directors bring their vast skills and experience to the benefit of Triple Flag and our Board and we are delighted to have them join us.

We thank you for your continued support of Triple Flag and our executive team in 2023.

Sincerely,

Peter O’Hagan

Compensation & Talent Committee Chair

REPORT ON EXECUTIVE COMPENSATION AND EQUITY OWNERSHIP

Introduction

The following discussion outlines the significant elements of the compensation program for the Company’s NEOs. For fiscal 2022, our NEOs are:

Named Executive Officer	Position
Mr. Shaun Usmar	Chief Executive Officer
Mr. Sheldon Vanderkooy	Chief Financial Officer
Mr. James Dendle	Senior Vice President, Corporate Development
Mr. Eban Bari	Vice President, Finance
Ms. Katy Board	Vice President, Talent & ESG

Shaun Usmar, Director and CEO – Founded the Company May 2016.

Mr. Usmar is an international mining executive with 30 years of experience working around the globe in operational, financial and executive leadership roles for some of the world’s largest and fastest growing mining companies. Prior to founding Triple Flag, Mr. Usmar served as Senior Executive Vice President and Chief Financial Officer of Barrick Gold Corporation, from 2014 to 2016, where he helped restructure the company. He joined Xstrata in 2002 as an early senior executive member of the management team that grew the company into one of the world’s largest diversified miners at the time of its acquisition by Glencore in 2013. His roles at Xstrata included General Manager of Business Development in London, Chief Financial Officer of Xstrata’s global Ferro-Alloys business in South Africa, and Chief Financial Officer of Xstrata’s global Nickel business in Canada. Prior to joining Xstrata, Mr. Usmar worked at BHP Billiton in Corporate Finance in London, and started his career in mining operations in the steel and aluminum industries as a production engineer. Mr. Usmar serves as Chair of Make-A-Wish Canada, and chairs the Audit Committee of the World Gold Council.

He holds a Bachelor of Science Engineering in Metallurgy and Materials from the University of Witwatersrand in South Africa, and an MBA from the Kellogg Graduate School of Management at Northwestern University, both with distinction.

The following table summarizes Mr. Usmar’s individual performance in 2022 and related pay outcomes:

2022 individual performance

Mr. Usmar:

•	Continued to demonstrate exemplary leadership to a high-performing, diverse team in a successful hybrid and inclusive operating model with no turnover

•	Expertly navigated the market to lead the team to deliver the acquisition of Maverix at an opportune time

•	Oversaw the completion of Triple Flag’s New York Stock Exchange listing

•	Expanded and enhanced key relationships with mining partners and investors

•	Continued to build direct deal pipeline opportunities for Triple Flag

Summary of pay outcomes

As a result of both his outstanding performance and Triple Flag’s corporate performance, Mr. Usmar was awarded an above-target short-term incentive cash award and an at-target long-term incentive award as outlined in the Summary Compensation Table.

For 2023, Mr. Usmar received an annual base salary increase in line with market movement to help maintain his competitive position in line with the peers of our benchmark group (see “Peer Group”) and reward his exemplary leadership.

Sheldon Vanderkooy, CFO – Joined May 2016.

Mr. Vanderkooy is a founding member of the Triple Flag management team, with 20+ years of experience in the mining sector. Prior to Triple Flag, he was Assistant General Counsel at First Quantum Minerals Ltd. and Senior Director, Legal Affairs at Inmet Mining Corporation. Prior to joining Inmet, he was a corporate partner at Blake, Cassels & Graydon LLP (“Blakes”) in Toronto, Canada. Prior to starting his corporate practice, Mr. Vanderkooy began his legal career practicing tax law at Blakes.  Mr. Vanderkooy holds a law degree from the University of Western Ontario (Gold Medalist) and Bachelor of Commerce (Honours) from Queen’s University, both in Canada. Prior to attending law school, Mr. Vanderkooy was a Chartered Accountant at Ernst & Young LLP.

The following table summarizes Mr. Vanderkooy’s individual performance in 2022 and related pay outcomes:

2022 individual performance

Mr. Vanderkooy:

•	Played a key leadership role with the Corporate Development, Finance and Legal teams to deliver the Maverix Acquisition

•	Completed the Revolving Credit Facility renewal at an opportune time with favorable terms

•	Oversaw several positive restructuring and settlement arrangements with operating counterparties

•	Along with others on the leadership team, increased market valuation relative to peer group

Summary of pay outcomes

As a result of both his outstanding performance and Triple Flag’s corporate performance in 2022, Mr. Vanderkooy was awarded an above-target short-term incentive cash award and an at-target long-term incentive award as outlined in the Summary Compensation Table.

For 2023, Mr. Vanderkooy received an annual base salary increase in line with market movement to help maintain his competitive position in line with the peers of our benchmark group (see “Peer Group”). Additionally, Mr. Vanderkooy’s short-term incentive target also has been increased for 2023.

James Dendle, Senior Vice President, Corporate Development – Joined May 2017.

Mr. Dendle is a geologist with more than 10 years of global experience in both the private sector and in consultancy services. He has a broad background in estimating and auditing resources and reserves, multidisciplinary due diligence and technical studies. Prior to joining Triple Flag, he was a Senior Consultant at SRK Consulting (UK) Limited, working globally on a wide range of operating mines, development and exploration projects, across predominantly base and precious metals.  Mr. Dendle holds a Bachelor of Science in Applied Geology (1st Class Honours) and a Master of Science in Mining Geology (Distinction) from the University of Exeter, Camborne School of Mines in the UK, and is a Chartered Geologist of the Geological Society of London.

The following table summarizes Mr. Dendle’s individual performance in 2022 and related pay outcomes:

2022 individual performance

Mr. Dendle:

•	Played a key leadership role with the Corporate Development, Finance and Legal teams to deliver the Maverix Acquisition

•	Expanded and deepened Triple Flag’s investor engagement

•	Enhanced relationships with key site teams at material partner operations

•	Applied a rigorous, open and integrity-based approach to ESG and due diligence which has resonated with investors

Summary of pay outcomes

As a result of both his outstanding performance and Triple Flag’s corporate performance, Mr. Dendle has been awarded an above-target short-term incentive cash award and an at-target long-term incentive award as outlined in the Summary Compensation Table.

For 2023, further recognizing Mr. Dendle’s value and contribution to the company, he was promoted to Senior Vice President, Corporate Development. In recognition of this promotion and his accomplishments he has received a significant annual base salary increase. This will help bring Mr. Dendle closer in line with his peers within our benchmark group (see “Peer Group”. Mr. Dendle’s short- and long-term incentive targets have also been increased for 2023.

Eban Bari, Vice President, Finance – Joined September 2018.

Mr. Bari is a senior finance professional with over 20 years of experience in financial reporting across complex multinational organizations. Prior to joining Triple Flag, he spent nine years at Barrick Gold Corporation and most recently as Senior Director Financial Reporting. He holds a CPA designation in Canada as well as in the United States (Illinois).  Mr. Bari holds a Bachelor of Commerce (Honours) from the University of Toronto in Canada.

The following table summarizes Mr. Bari’s individual performance in 2022 and related pay outcomes:

2022 individual performance

Mr. Bari:

•	Worked closely with the Corporate Development, Evaluations, Finance and Legal teams to deliver the Maverix Acquisition

•	Oversaw completion of key deliverables for first financial year-end as a public company including Financial Statements, MD&A, AIF, Annual Report and the hosting of Triple Flag’s first annual shareholder meeting as a public company

•	Completed the Revolving Credit Facility renewal at an opportune time with favorable terms

Summary of pay outcomes

As a result of both his outstanding performance and Triple Flag’s corporate performance, Mr. Bari was awarded an above-target short-term incentive cash award and an at-target long-term incentive award as outlined in the Summary Compensation Table.

For 2023, Mr. Bari received a significant annual base salary increase in recognition of his accomplishments and to more closely align him to peers within our benchmark group (see “Peer Group”). Additionally, Mr. Bari’s short- and long-term incentive targets have been increased for 2023.

Katy Board, Vice President, Talent & ESG – Joined August 2019.

Ms. Board is a human resources professional with over 20 years of experience, more than a dozen of which are in the mining industry. Prior to joining Triple Flag, Ms. Board consulted to various small and large-cap mining companies; advising and providing insight to both boards and executives on Executive Compensation, Governance and Disclosure initiatives. She also spent 10 years at Barrick Gold Corporation as Vice President, Global Total Rewards. Ms. Board has also held various corporate positions in both the pharmaceutical and hotel industries.  Ms. Board holds a Bachelor of Commerce from Ryerson University (now renamed Toronto Metropolitan University) in Canada, is a Certified Compensation Professional (CCP), a Global Remuneration Professional (GRP) and holds a Certificate in Corporate Sustainability from New York University (NYU – Sterns) in the United States.

The following table summarizes Ms. Board’s individual performance in 2022 and related pay outcomes:

2022 individual performance

Ms. Board:

•	Oversaw the Company’s inaugural Sustainalytics review process resulting in an outstanding outcome (ranking 4th overall of Precious Metals peer set), achievement of Great Place to Work designation (96% score) and Carbon Neutrality Certification

•	Successfully led the first ESG and Mining professional development program for external Mongolian delegates

•	Aligned our Sustainability report with SASB Metals and Mining Standards

•	Actively engaged in the UNGC Target Gender Equality initiative, Women Empowerment Principles, and introduced Diversity, Equity & Inclusion training and initiatives company-wide

•	Worked closely with the Corporate Development, Finance and Legal teams to deliver the Maverix Acquisition

Summary of pay outcomes

As a result of both her outstanding performance and Triple Flag’s corporate performance, Ms. Board was awarded an above-target short-term incentive cash award and an at-target long-term incentive award as outlined in the Summary Compensation Table.

For 2023, Ms. Board has received a significant annual base salary increase in recognition of her accomplishments and to more closely align her to peers within our benchmark group (see “Peer Group”). Additionally, Ms. Board’s short- and long-term incentive targets have been increased for 2023.

Company Overview

Triple Flag is a gold-focused streaming and royalty company offering bespoke financing solutions to the metals and mining industry. Our mission is to be a preferred funding partner to mining companies throughout the commodity cycle by providing customized streaming and royalty financing, while offering value beyond capital as partners via our networks, capabilities and sustainability support.

From our inception in 2016 to our position now as an emerging senior streaming and royalty company, we have invested in and systematically developed a long-life, low-cost, high-quality diversified portfolio of streams and royalties providing exposure primarily to gold and silver.

Our portfolio is underpinned by a stable base of cash flow-generating streams and royalties and is designed to grow intrinsically over time through exposure to potential mine life extensions, exploration success, new mine builds and throughput expansions. In addition, we are focused on further enhancing portfolio quality by executing accretive investments to grow the scale and quality of our portfolio of precious metal streams and royalties. We believe we have a differentiated approach to deal origination and due diligence, increasing the applicability of stream and royalty financing to an underserved mining sector, expanding the application of this form of financing through bespoke deal generation for miners while creating a high-quality, gold-focused portfolio of streams and royalties for our investors. We focus on ‘‘per share’’ metrics with the objective of pursuing accretive new investments with careful management of the capital structure to effectively compete for quality assets without incurring long-term financial leverage.

We have achieved and will continue to maintain our carbon neutrality and strengthen our role as a leader in sustainable business practices. We focus on delivering growth in value per share over time by growing our GEOs, free cash flow, reserves and optionality (all on a per-share basis)1. This is buttressed by prudent capital structure management; we prioritize per-share metrics as our equity is precious and dilution is not taken lightly. This strategy is supported by a fundamental approach to sustainable investing, including through detailed due diligence, ongoing portfolio management, investing alongside our mining partners to support their sustainability investment priorities, and maintaining carbon neutrality throughout our investment activities.

As at December 31, 2022, we had invested in excess of $1.7 billion of capital ($1.1 billion of capital net of free cash flow and proceeds of dispositions) and our portfolio was comprised of 81 assets, consisting of 9 streams and 72 royalties. These investments are tied to mining assets at various stages of the mine life cycle.

Asset Count
Producing	15
Development & Exploration	66
Total	81

2022 Summary

2022 was yet another transformational year for Triple Flag. Subsequent to the year end, we acquired all of the issued and outstanding common shares of Maverix, thereby adding 148 assets to our portfolio, for a total of 229 assets, including 29 producing assets. We commenced trading on the New York Stock Exchange (“NYSE”), received our inaugural Sustainalytics score that ranked us 4th of 114 companies across the global precious metals industry and were accredited as a “Great Place to Work” in Canada, showcasing important elements of our pragmatic commitment to excellence in ESG. We entered 2023 as the fourth-largest gold-focused streaming and royalty company, with an enhanced portfolio, robust growth outlook, materially increased trading liquidity, leading dividend yield, low leverage, and over $600 million in available capital to deploy on new deals amidst a busy pipeline. We continue to be excited about the possibilities our enhanced platform offers our stakeholders as we continue our pursuit of growing value per share.

2022 Company Financial Performance Highlights

In our first full year as a publicly listed company, we delivered our sixth consecutive annual sales record of 84,571 gold equivalent ounces (“GEOs”) versus the prior year record of 83,602 GEOs. We achieved a new quarterly GEOs sales record of 25,428 GEOs during the fourth quarter versus 20,605 GEOs for the same period in the prior year.  We built upon our top-tier ESG performance and announced the largest transaction since our inception with the acquisition of Maverix for $606 million. The acquisition was a key highlight for the year, creating the leading gold-focused, emerging senior streaming and royalty company. The combined company has enjoyed materially increased trading liquidity and we are well advanced on integration and delivering the identified $7 million per annum in synergies.

During the year our corporate development team devoted considerable resources to the acquisition of Maverix. Additionally, we continued to be actively engaged in developing new deal pipeline relationships, reviewing deal opportunities, submitting offers, coordinating due diligence site visits and generating investment proposals. We ended the year debt free, with net cash of $71 million and an undrawn credit facility of $500 million with an additional $200 million accordion available. We also increased our annual dividend from $0.19/share to $0.20/share during the year.

GEOs, Adjusted Net Earnings, Adjusted EBITDA, Asset Margin, Cash Cost per GEO and free cash flow as presented are non-IFRS financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of these non-IFRS financial performance measures to the most directly comparable IFRS measures, please see the “Non-IFRS Financial Performance Measures” section included in the Management’s Discussion & Analysis of the Company’s 2022 Annual Report, which is available on our SEDAR profile at www.sedar.com, and which disclosures are incorporated by reference herein.

2022 EXECUTIVE PAY FOR PERFORMANCE

Triple Flag is built around a small, multidisciplinary, high-functioning executive team aimed at enabling financing solutions for mining companies primarily by way of precious metal stream and royalty financing. This experienced and diverse team has generated sector-leading growth since inception in 2016, surpassing well-established intermediates in annual GEOs and free cash flow, with portfolio characteristics aligned with the largest, most valuable competitors in the sector on key quality dimensions1. This has been achieved with one of the smallest management teams among our peers, reflecting the highly engaged, experienced nature of the management team and our global networks, which enables us to make the best decisions on the balance of risk and reward in our investment decisions and portfolio management in the face of uncertainty.

To achieve our strategic business and financial objectives, we need to attract, retain, and motivate highly talented executives.

Our executive compensation program is designed to achieve the following objectives:

•	provide competitive compensation opportunities to attract and retain talented, high-performing and experienced executive officers, whose knowledge, skills and performance are critical to our success;

•	motivate our executive team to achieve our strategic business and financial objectives, including growing our asset base through the creation and acquisition of streams, royalties and investments that could lead to future cash flowing streams and royalties, and maintaining strong financial capacity to fund asset growth;

•	align the interests of our executive officers with those of our shareholders by tying a significant portion of compensation directly to the long-term value and growth of our business;

•	demonstrate leadership and foster positive engagement in sustainability and community development initiatives;

•	create a strong pay-for-performance relationship; and

•	provide incentives that encourage appropriate levels of risk-taking by our executive team.

From the start of our journey in 2016, our philosophy on targeting top talent has been aimed at being a high-quality major precious metals streaming and royalty company. This approach has enabled us to attract and retain a highly experienced, specialized and extremely productive executive team that ranks with the best in the sector. The sector-leading growth over the past six years from a position of obscurity and no initial asset base along with strong cash yield on net invested capital metrics is the manifestation of the success of this approach to highly engaged talent acquisition and development in our organization. The 96% score and designation as a “Great Place to Work™” reflects the engaged culture and momentum the executive team possesses, supported by one of the highest equity ownership levels among any peers that drive the decision making approach to value creation on behalf of our shareholders.

We offer our executive officers cash compensation in the form of base salary and a short term incentive award. In 2022, we granted long-term incentives to our executive officers which consisted of stock options and restricted share units (‘‘RSUs’’) under our omnibus equity incentive plan (the ‘‘Omnibus Plan’’). We believe that equity-based compensation awards motivate our executive officers to achieve our strategic business and financial objectives, and also align their interests with the long-term interests of our shareholders. Our executive officer compensation program is designed to attract and retain executive officer talent, and we will continue evaluating our compensation practices to ensure we are providing competitive compensation opportunities for our executive team. We review the compensation of our executive team on an annual basis and are guided by the philosophy and objectives outlined above, as well as other factors which may become relevant as we compete in the market.

Pay policies and practices

The Company employs the following best pay practices that reflect the Company’s compensation philosophy:

What We Do

✓	Link executive pay to company performance through our annual short-term and long-term incentive plans
✓	Balance among short- and long-term incentives, cash and equity and fixed and variable pay
✓	Compare executive compensation and company performance to relevant peer group companies
✓	Require executives to meet minimum share ownership requirements
✓	Maintain a compensation recovery (clawback) policy to recapture unearned incentive pay
✓	Have thresholds and maximums on our short-term incentive plan
✓	Provide only limited perquisites

What We Don’t Do

x	Single-trigger change-in-control provisions
x	Guarantee annual increases in compensation or grants of incentive awards
x	Reprice underwater stock options
x	Tax gross ups
x	Pay policies or practices that pose material adverse risk to the Company
x	Guarantee minimum payouts ($0 payout is possible) under our short-term incentive plan
- Allow Executives or Directors to hedge

Pay Mix

Executive pay includes a mix of fixed compensation (base salary and benefits) and variable pay (annual and long-term incentives) that is based on meeting a combination of short- and long-term goals. A significant portion of executive pay is “variable” or based on meeting performance goals to align executive pay with the long-term goals of the Company. The following charts demonstrate the 2022 target pay mix and the 2022 actual pay mix for the CEO, CFO and the average mix of the other NEOs as a group.

Target Pay Mix

Target VARIABLE pay: 81%
Chief Executive
19% annual salary
22% bonus
12% RSUs
47% stock options
Target VARIABLE pay: 74%
Chief Financial
26% annual salary
23% bonus
10% RSUs
41% stock options
Target VARIABLE pay: 66%
Average of Other Named Executives
34% annual salary
20% bonus
9% RSUs
37% stock options
base
short-term
mid-term
long-term

Actual Pay Mix

Actual VARIABLE pay: 84%
Chief Executive
16% annual salary
34% bonus
10% RSUs
40% stock options
Actual VARIABLE pay: 78%
Chief Financial
22% annual salary
35% bonus
9% RSUs
35% stock options
Actual VARIABLE pay: 70%
Average of Other Named Executives
30% annual salary
31% bonus
8% RSUs
32% stock options
base
short-term
mid-term
long-term

Compensation-Setting Process

During 2022 and until March 6, 2023, the Compensation & ESG Committee was responsible for assisting the Board in fulfilling its governance and supervisory responsibilities, and overseeing our human resources, succession planning, and compensation policies, processes, and practices. During such time the Compensation & ESG Committee was also responsible for ensuring that our compensation policies and practices provided an appropriate balance of risk and reward consistent with our risk profile. Effective March 6, 2023, the Board reorganized its committees, and these responsibilities were assumed by the Compensation & Talent Committee.

Our Board adopted a written charter for our Compensation & ESG Committee setting out its responsibilities for administering our compensation programs and reviewing and making recommendations to our Board concerning the level and nature of the compensation payable to our directors and executive officers. Our Compensation & ESG Committee’s oversight in 2022 included reviewing objectives, evaluating performance and ensuring that total compensation paid to our executive officers, personnel who report directly to our CEO, and various other key officers and managers is fair, reasonable and consistent with the objectives and philosophy of our compensation program.

Our CEO made recommendations to the Compensation & ESG Committee with respect to 2022 compensation for each of the other NEOs, following which the Compensation & ESG Committee reviewed and subject to any changes, approved the compensation for the CEO and other NEOs. For the 2023 fiscal year and going forward, the newly constituted Compensation & Talent Committee will assume these responsibilities.

Peer Group Benchmarking

In setting executive compensation, the Compensation & ESG Committee considered compensation programs in relevant sectors of the mining industry and the compensation programs of our competitors. The Committee benchmarked NEO pay with specific peer groups for purposes of setting levels of compensation, evaluating relative performance and analyzing other aspects of compensation.

The Compensation & ESG Committee initially engaged an independent compensation consultant, Mercer (Canada) Ltd. (“Mercer”) in 2021 to evaluate the Company’s executive compensation program against market practice. As part of its 2022 annual review of NEO compensation, Mercer assisted the Compensation & ESG Committee in assessing peer company executive compensation.

The Compensation & ESG Committee considered market information provided by Mercer on base salaries, STI and LTI plan designs based on public disclosure of the five streaming & royalty peer companies listed in the table below. The Compensation & ESG Committee targeted base salaries at the median to top quartile of the peer group and considered the peer group information in determining STI and LTI targets for fiscal 2022. The Committee appreciates that Triple Flag’s executive team is high-performing and results-oriented. The peer group is also referenced for guidance when contemplating the total cash and total direct compensation of our executives. While Triple Flag acknowledges the median to top quartile of peers for base pay, the Company subscribes to a pay-for-performance system that looks to peers when setting targets for incentive compensation, but ultimately applies the results from its Corporate and personal objectives to reward exceptional performance when exceptional results are achieved. Triple Flag engages a twice-per-annum performance review process to help guide performance and align objectives across the organization.

Peer Group

Mercer’s 2021 compensation review compared the Company’s compensation levels relative to the Board-approved peer group of 13 publicly traded mining companies. This peer group was also used as a reference when setting 2022 NEO compensation. The five largest streaming & royalty companies were selected, as they represent the companies most closely aligned to Triple Flag in terms of business strategy and the fundamental market in which we compete. The mining peers were included to round out the peer group since, while not an exact fit operationally, they are working in the same industry with the same commodity cycles. The companies listed below were selected for their size, structure and gold/silver focus, which are similarly aligned to that of Triple Flag.

2021 and 2022 Peer Group

Streaming & Royalty	Mining
Franco-Nevada Corporation	SSR Mining Inc.
Wheaton Precious Metals Corp.	Pretium Resources Inc.*
Royal Gold, Inc.	Wesdome Gold Mines Ltd.
Osisko Gold Royalties Ltd.	New Gold Inc.
Sandstorm Gold Ltd.	Fortuna Silver Mines Inc.
Silvercorp Metals Inc.
IAM GOLD Corporation
Torex Gold Resources Inc.

*Removed in 2022 – due to acquisition by Newcrest in January 2022

	Market Cap[1]	Revenue[2]	EBITDA[2]	Assets[1]
NYSE:TFPM	$2,157	$152	$118	$1,337
75th Percentile[3]	$4,274	$985	$471	$4,632
50th Percentile[3]	$1,398	$643	$220	$2,109
25th Percentile[3]	$937	$211	$121	$1,564

TFPM Rank	63%	2%	24%	17%

Source: Capital IQ

1 At period ending December 31, 2022

2 Reflects 12-month trailing revenue, adjusted EBITDA, and most recent total assets as at December 31, 2022 (except for Fortuna and Franco Nevada which are as at September 30, 2022).

3 Excludes Triple Flag in calculation of percentiles.

Independent advice

The Compensation & ESG Committee has been working with Mercer since August 2021 as its independent compensation consultant and retains Mercer to review executive compensation and benefit programs and provide objective advice. Mercer reported directly and exclusively to the Compensation & ESG Committee, but may, at the Compensation & ESG Committee’s direction, work cooperatively with management to review or prepare material for the Compensation & ESG Committee to review. The Compensation & ESG Committee considers Mercer’s recommendations, but its decisions are its own responsibility. Mercer demonstrated their independence to the Compensation & ESG Committee’s satisfaction. In 2022, Mercer’s consulting arrangement with the Compensation & ESG Committee as outlined above is their sole engagement with the Company, performing no other services and earning no other fees from Triple Flag. The Compensation & ESG Committee has pre-approved the budget for services to be performed by Mercer that management may pay for services rendered within the scope of work. Going forward, Mercer will continue to provide their services to the Compensation & Talent Committee.

Mercer’s mandate in 2022 included:

• preparing information about market trends and issues;

• preparing benchmark market data for executive officer compensation;

• providing guidance in establishing a relevant peer group for benchmarking director and officer compensation;

• assessing the competitiveness of our compensation;

• assisting in the development and review of the Compensation Discussion & Analysis; and

• attending each committee meeting including an in-camera portion at each meeting.

Mercer was paid the following fees for professional services in 2021 and 2022:

	2021* fees	2022 fees
Executive compensation-related fees	$77,320	$121,762
All other fees	Nil	Nil

    *Mercer was hired in 2021

COMPONENTS OF COMPENSATION

The compensation of our executive officers includes three main components: (i) base salary; (ii) short-term incentives, consisting of an annual cash bonus; and (iii) long-term equity incentives, consisting of stock options, RSUs or a combination thereof granted under the Omnibus Plan. The Omnibus Plan also allows us to grant performance share units (“PSUs”), which may be used to incentivize our executive officers once a reasonable history of performance has been established to support the achievement of specific performance metrics. Perquisites and benefits are not a significant element of compensation for our executive officers. The Company does not currently offer a pension plan.

Compensation Element	Objective	Key Features
Base salary	Provide a fixed level of cash compensation for performing day-to-day responsibilities

Reflects the executive’s experience and responsibility, market competitiveness, internal/external equity

Targeted at the median to top quartile of the peer group with adjustments for individual performance

Annual Cash Bonuses under our Short-term Incentive Plan	Reward short-term financial, operational and individual performance

Each NEO has a target bonus (% of base salary) with a maximum opportunity – payouts range from zero to maximum depending on the position

Awarded annually, paid in Q1 of the following year

In 2022, the STI plan was based on a framework of quantitative and qualitative measures of corporate and individual performance

The framework comprises five metrics: i) Grow Value, ii) Outperform, iii) Optimize Portfolio & Risk, iv) ESG Leadership and v) Corporate Priorities

Awards under our Long-term Incentive Plan	Align management interests with those of shareholders, encourage retention and reward long-term company performance

LTI awards are generally granted once per year and governed by the Omnibus Plan

Stock options (weighted 80%) vest one-third each year and expire seven years after the grant date

RSUs (weighted 20%) cliff vest in full on the third anniversary of their grant date and are generally settled in cash

Benefits	Support the health and wellness of our management employees

Group benefit plan provides for health, life and disability insurance coverage, in addition to a Health Spending Account

Executives participate in annual executive medical examinations through MedCan

We do not offer pensions, post-employment or other retiree benefits

Perquisites	Maintain professional designations	A very limited number of personal benefits including reimbursement for professional dues

Base Salaries

Base salary is provided as a fixed source of compensation for our executive officers. Base salaries are determined on an individual basis taking into account the scope of the executive officer’s responsibilities, prior experience and position relative to relevant peers in the market. Base salaries are targeted at the peer group median to top quartile, are reviewed annually and may be increased, if warranted or necessary to maintain market competitiveness. Base salaries can also be adjusted throughout the year to reflect promotions or other changes in the scope or breadth of an executive officer’s role or responsibilities. Of note, in 2021 Mr. Usmar’s annual base salary was converted from USD to CAD and reduced by more than half (when factoring for the exchange rate), to allow for the addition of a competitive performance incentive component more in line with a typical compensation structure for the CEO of a publicly traded company. In 2022, Messrs. Dendle and Bari and Ms. Board’s salaries were increased to reflect the increased scope and responsibility of their roles and to acknowledge their continued strong performance. A review of the benchmark peers supported these adjustments (see “Peer Group”).

NEO Salary Levels*

Executive	2021 Annual Salary	2022 Annual Salary	Change
Shaun Usmar, Chief Executive Officer	$710, 828	$710,828	0%
Sheldon Vanderkooy, Chief Financial Officer	$333,128	$345,808	4%
James Dendle, Senior Vice President, Corporate Development	$176,362	$265,119	50%
Eban Bari, Vice President, Finance	$161,377	$211,327	31%
Katy Board, Vice President, Talent & ESG	$157,535	$211,327	34%

*Annual salaries for the NEOs are determined and paid in C$ and converted to US$ for reporting purposes using the Bank of Canada daily average exchange rate. The rate used for currency exchange into USD of salary is the Bank of Canada daily average rate for 2022, being C$1.3013=US$1.00.

Short-term Incentive Plan

For 2022, our first full year as a public company, the discretionary annual bonus was replaced with a STI plan designed to incentivize executives, including the NEOs, to meet growth, financial and operational objectives, while delivering ESG performance. The newly constituted Compensation & Talent Committee will be responsible for approving the plan design and awards going forward, following recommendations from the CEO.

The STI plan target award levels for 2022 were set as a percentage of each executive officer’s base salary. The targets varied, based on the executive’s position, ranging from 50 - 115% of base salary, consistent with the 2021 targets and as included in the NEOs’ employment agreements. If maximum performance, as set out in the annual metrics approved by the Compensation & ESG Committee at the beginning of the year, is achieved or exceeded, STI awards would pay out at or above target levels, up to the maximum payout opportunity which varies depending on the executive’s position. Likewise, if threshold Company and individual performance was not achieved, the STI award may be $0.

Mercer provided market information on the STI plan designs of five Streaming & Royalty peer companies that the Compensation & ESG Committee considered in determining STI awards for fiscal 2022 (see “Peer Group Benchmarking”). Mercer’s review included market information on STI targets and maximums, corporate performance metrics and weightings, the role of individual performance, and overall approach (i.e., formulaic or discretionary).

The STI award target for 2022 was set as a percentage of each NEO’s base salary as follows

NEO	Target %	Target $	Actual $[1]
Shaun Usmar	115%	817,452	1,467,326
Sheldon Vanderkooy	90%	311,227	558,653
James Dendle	75%	198,840	356,917
Eban Bari	50%	105,664	189,666
Katy Board	50%	105,664	189,666

1 STI in respect of the NEOs are determined and paid in CAD and converted to USD for reporting purposes using the Bank of Canada daily average exchange rate. The rate used for currency exchange into USD of salary is the Bank of Canada daily average rate for the relevant year, being C$1.3013=US$1.00 for 2022.

Refer to the following table for an explanation of the 2022 short-term incentive (actual) determination.

The STI plan is a performance-based annual incentive plan that is designed to motivate our executive officers to meet our strategic business and financial objectives, more specifically our annual financial and operational performance targets.

Individual annual incentive payouts will be higher or lower than the target amount depending on the level of achievement of the applicable performance targets and evaluation of individual contributions. In 2022, we used a framework approach to set both quantitative and qualitative targets at the start of the year against which we measured our performance at the end of the year. The Board reviews the outcome of the framework and can apply judgment, either positively or negatively, where results are affected by extraordinary circumstances (positive or negative) or factors outside the control of management. The Board approved a weighting of 75% Company performance and 25% Individual performance as the basis for all NEO annual incentives, including the CEO.

In designing the STI plan framework for fiscal 2022, the Compensation & ESG Committee, with consultation and guidance from Mercer, considered the general principles for effective incentive plan design, which include:

•	Create alignment with the business strategy

•	Motivate executives and other employees to drive organizational performance by:

-	Providing a competitive/meaningful reward opportunity

-	Focusing on performance measures that executives can directly influence

-	Setting realistically achievable target goals and meaningful stretch goals

•	Reflect the Company’s risk posture by aligning payment horizons with risk horizons, and avoiding design features that may drive executives to take undue risks to earn rewards

•	Produce reasonable and defensible pay and performance outcomes

•	Simple to communicate, understand and implement

2022 Short-Term Incentive Plan Framework

•	At the start of the year the Compensation & ESG Committee approved the following framework and set objectives aligned to our Company strategy for 2022. The Compensation & ESG Committee also reviewed and approved the personal objectives of the management team that support the achievement of the Company’s objectives and align with the strategy.

•	The STI framework allows for sufficient flexibility to adjust the weightings and objectives annually to ensure alignment while maintaining consistency across the framework.

•	The 2022 STI awards were approved by the Compensation & ESG Committee and were well supported by Triple Flag’s overall success in the year, as determined based on the framework set forth below. The Compensation & ESG Committee determined that all of the NEOs exceeded the relevant metrics and, as a result, each NEO received an STI award that was above target.

Performance against the Corporate measures set forth in the Framework below was 186% of target, which was weighted 75% of each NEO’s short-term incentive. After factoring in individual performance (weighted 25%) NEO STIs as percentage of salary were, Shaun Usmar: 206.4%; Sheldon Vanderkooy: 161.6%; James Dendle: 134.6%; Eban Bari: 89.8%; and Katy Board: 89.8%. See pages 49-53 for a discussion of each NEO’s individual performance in 2022.

SHORT-TERM INCENTIVE AWARD FRAMEWORK RESULTS

Value Driver	Weight	Description	2022 Objectives	Outcomes	Result
Grow Value	30%	Growth in value through deals and organically via the existing portfolio	• Execute value added deals: Production, Resource and Value per share growth Deliver growth from existing portfolio: Production and Resource

-  Net Asset Value Per Share (NAVPS) increased by 2.1% YoY

-   Attributable Measured & Indicated (M&I) GEO/1,000 shares increase of 3.2%

-  Acquired Maverix, securing Triple Flag as the 4th largest streaming and royalty company globally

-  6th consecutive year of GEO growth, a GEO/1,000 shares increase of 1.4% YoY

-  Completed dual listing on the New York Stock Exchange to grow investor base and liquidity

-  Acquired 3 royalties for $15M, increasing portfolio optionality

					Exceeds
Outperform	20%	Relative share price performance versus streaming peers and performance against budget & guidance	• Outperform peers and benchmarks • Perform against budget & guidance

-  Top performing Royalty and Streaming company in 2022

-  Outperformed all relevant metal prices and indices

-  Share price increase of 15% compared to other 5 big peers in the sector average of 2.1%, gold price of -0.1%, silver price of 2.9% and S&P 500 of -19.4%

-   Effective G&A cost controls, more than 10% below budget on actual spend, despite incremental costs associated with US listing

-   Relative to guidance, full year depletion was significantly lower than (nearly 10%) full year guidance

-   Achieved 96% of lower boundary of GEO guidance/GEOs below guidance, due primarily to timing differences

					Exceeds
Optimize Portfolio & Manage Risk	15%	Manage portfolio and business risk, maintain effective ERM and ongoing decisions to improve portfolio quality through deals (buy & sell)	• Effective risk management program • Actively manage asset optimization and reporting • Enhance portfolio quality with acquisitions and sales

-   Prudent dealmaking and due diligence rigor

-  Continuously monitoring of portfolio including materials review, third party audits, site visits and ongoing counterparty engagement

-  Negotiated financing for the restart of Pumpkin Hollow/Nevada Copper to the benefit of all stakeholders

-  Ongoing constructive dialogue and engagement with counterparties

					Far Exceeds

Value Driver	Weight	Description	2022 Objectives	Outcomes	Result
ESG Leadership	15%	Effective due diligence to avoid negative partnerships, ongoing investment to support ESG goals with partners reporting	• Third party certification of carbon neutrality • Engage and partner with counterparties to support licence to operate • Secure favorable external ratings

-  Certified carbon neutral, calculating and offsetting audited scope 2 and 3 emissions (including attributable ounces from operating counterparties) since inception

-  Successfully completed first rating review of Sustainalytics, with an overall ranking of 4th of 114 in Precious Metals sub-category and subsequently included in both Sustainalytics’ 2023 50 Top-Rated ESG Companies by Industry and Region (based on 2022 results)

-  Engaged industry experts and third-party SMEs to review various issues, including but not limited to, tailings, environment, licensing, permitting for every deal under serious consideration

-  Turned down otherwise potentially lucrative deals on ESG grounds

-  Developed and implemented a cross-industry professional development program for sustainability in mining for selection of external Mongolian delegates

-  Active engagement in the UNGC, Women Empowerment Principles (signatory to both) and Target Gender Equality Initiatives, as well as World Gold Council and its ESG Task Force

					Far Exceeds
Corporate Priorities	20%	Short- and long-term ongoing actions with owner operator mindset to pursue sustained value creation

•  Talent and firepower to grow value

•  Portfolio optimization while controlling costs

•  Allocating capital effectively including paying an appropriate dividend

•  Maintaining an effective capital structure that limits dilution while growing liquidity

-  Internal promotion of a senior executive, hiring of a senior technical advisor and recruitment of junior finance role to add bench strength and growth opportunities, zero turnover in 2022 and recognized as a "Great Place to Work" in Canada with over 96% score

-  Maintained prudent capital structure; debt free at year end

-  Dividend increased during the year by 5%

-  Invested excess cash with secure Tier 1 Canadian banks, generating over $1M in interest income

- Renewed revolving credit facility for 4 years at favorable pricing with more flexibility, increasing accordion by $100M and a reduction of overall fees

					Far Exceeds

2023 SHORT-TERM INCENTIVE PLAN

The Compensation & Talent Committee has approved the following framework and set objectives aligned to our Company Strategy for 2023. The Compensation & Talent Committee has also reviewed and approved the individual objectives of the management team that supports the achievement of the Company’s objectives and aligns with our strategy. The STI framework allows for sufficient flexibility to adjust the weightings and objectives annually to ensure alignment and materiality are appropriately contemplated while maintaining consistency across the framework.

2023 SHORT-TERM INCENTIVE AWARD FRAMEWORK
Value Driver	Description	2023 Objectives
Grow Value	Growth in value through deals and organically via the existing portfolio	• execute value added deals: Production, Resource and Value per share growth • deliver growth from existing portfolio: Production and Resource
Outperform	Relative share price performance versus streaming peers and performance against budget & guidance	• outperform peers and benchmarks • perform against guidance • expand Triple Flag presence and investor engagement
Optimize Portfolio & Risk	Manage portfolio and business risk, maintain effective ERM and ongoing decisions to improve portfolio quality through deals (buy & sell)	• effective risk management program • actively manage asset optimization and reporting • enhance portfolio quality with acquisitions and sales
ESG Leadership	Effective due diligence to avoid negative partnerships, ongoing investment to support ESG goals with partners reporting	• manage carbon footprint
•     engage and partner with counterparties to support licence to operate
•     maintain favorable external ratings
• engage in effective due diligence to support transactions and asess risks
Corporate Priorities	Short and long term ongoing actions with owner/operator mindset to pursue sustained value creation	• talent and firepower to grow value • portfolio optimization while controlling costs • allocating capital effectively (including paying an appropriate dividend) • integrate Maverix

Long-term Equity Incentive Plans

Equity awards are granted under the Company’s Omnibus Plan and may be in the form of stock options, RSUs and PSUs (collectively, “Awards”).

In 2022, NEOs were granted stock options and RSUs and the Board established target awards for each NEO with reference to applicable benchmarks and performance objectives, as set forth in the table below.

NEO	Target %	Target $
Shaun Usmar	300%	3,045,031
Sheldon Vanderkooy	200%	666,257
James Dendle	150%	345,808
Eban Bari	125%	201,721
Katy Board	125%	196,918

In 2022, the Company granted stock options and RSUs to each of the NEOs under the Omnibus Plan, at target. The grants were based on each NEO’s long-term incentive target (set forth in the table above) and weighted 80% in stock options and 20% in RSUs. The Company has chosen this allocation of stock options and RSUs for its overall relationship to performance as well as the longer time horizon that stock options provide for a new public company. It is expected that at some point in the future, with a meaningful period of performance history to rely on, and from which we will be able to set appropriate performance hurdles, we will transition to include a component of performance share units to further align management’s interests with those of shareholders.

The stock options expire seven years after the grant date and have an exercise price equal to the fair value on the date of grant. The stock options vest as to one-third on each of the first three anniversaries of their grant dates and the RSUs vest in full on the third anniversary of their grant date.

The following table shows the number of stock options and RSUs granted to the NEOs in 2022:

NEO	RSUs	Stock Options
Shaun Usmar	34,972	766,842
Sheldon Vanderkooy	10,926	239,586
James Dendle	5,671	124,353
Eban Bari	3,308	72,539
Katy Board	3,229	70,812

Stock Options

The exercise price for stock options is determined by our Board and may not be less than the fair market value of a Common Share (i.e., the closing price of a Common Share on the TSX on the last trading day immediately prior to the applicable date (the ‘‘Market Value’’) on which the stock option is granted). Generally, one-third of the stock options vest on each of the first three anniversaries of the grant date.

Stock options must be exercised within a period fixed by our Board that may not exceed seven years from the date of grant, provided that if the expiry date falls during a blackout period, the expiry date will be automatically extended until 10 business days after the end of the blackout period. The Omnibus Plan will also provide for earlier expiration of stock options upon the occurrence of certain events, including the termination of a participant’s employment.

To facilitate the payment of the exercise price of the stock options, the Omnibus Plan has a cashless exercise feature (with a full deduction from the number of Common Shares available for issuance under the Omnibus Plan). The cashless exercise feature permits a participant (or his or her personal legal representative in the event of a participant’s death) to receive (i) an amount in cash equal to the cash proceeds realized upon the sale of the Common Shares underlying the stock options by a securities dealer in the capital markets, less the aggregate exercise price, any applicable withholding taxes and any transfer costs charged by the securities dealer, (ii) an aggregate number of Common Shares that is equal to the number of Common Shares underlying the stock options, minus the number of Common Shares sold by a securities dealer in the capital markets as required to realize cash proceeds equal to the aggregate exercise price, any applicable withholding taxes and any transfer costs charged by the securities dealer, or (iii) a combination of (i) and (ii).

RSUs and PSUs

The terms and conditions of grants of RSUs, including the quantity, type of award, grant date, vesting conditions, vesting periods, settlement date and other terms and conditions with respect to the awards, are set out in the participant’s grant agreement. The same terms and conditions will apply to grants of PSUs, which at present have not formed part of our LTI strategy, but may in future years.

In the case of PSUs, the performance-related vesting conditions may include financial or operational performance of the Company, total shareholder return (either absolute or relative or both), individual performance criteria or other criteria as determined by our Board, which are measured over a specified period, generally until the end of the third calendar year from the date of the grant.

Subject to the achievement of the applicable vesting and performance-related conditions (if applicable), on the settlement date of an RSU or PSU, the Company will either, in its sole discretion (i) issue from treasury the number of Common Shares covered by the RSUs or PSUs and related Dividend Share Units (as defined below), or (ii) deliver to the participant an amount in cash (net of applicable withholding taxes) equal to the number of Common Shares covered by the RSUs or PSUs and related Dividend Share Units multiplied by the Market Value as at the settlement date, or (iii) a combination of (i) and (ii).

Dividend Share Units

When dividends (other than stock dividends) are paid on Common Shares, additional share units (‘‘Dividend Share Units’’) will be automatically credited to each participant who holds RSUs (or PSUs) on the record date for such dividends. The number of Dividend Share Units to be credited to a participant is equal to the aggregate number of RSUs (and PSUs) held by the participant on the relevant record date multiplied by the amount of the dividend paid by the Company on each Common Share, and then divided by the Market Value of the Common Shares on the dividend payment date. Dividend Share Units are in the form of RSUs (or PSUs, as applicable). Dividend Share Units credited to a participant are subject to the same vesting conditions applicable to the related RSUs (or PSUs).

Administration and Eligibility

The Omnibus Plan is administered by our Board, provided that the Board may, in its discretion, delegate its administrative powers under the Omnibus Plan to the Compensation & ESG Committee, now the Compensation & Talent Committee. Employees and consultants of the Company and its designated affiliates are eligible to participate in the Omnibus Plan. Non-employee directors are not eligible to participate in the Omnibus Plan.

Common Shares Subject to the Omnibus Plan and Participation Limits

The maximum number of Common Shares available for issuance under the Omnibus Plan is 5% of the issued and outstanding Common Shares from time to time, provided that the maximum number of Common Shares that may be issued pursuant to RSUs and PSUs cannot exceed 4% of the issued and outstanding Common Shares from time to time. Common Shares underlying stock options that have been exercised or disposed of or that have expired or terminated for any reason will become available for subsequent issuance under the Omnibus Plan. Common Shares underlying RSUs and PSUs that have been settled or disposed of or that have expired or terminated for any reason will become available for subsequent issuance under the Omnibus Plan. As a result, the Omnibus Plan is considered an evergreen plan pursuant to the rules of the TSX. The TSX requires that the approval of all unallocated awards under the Omnibus Plan be sought by the Company every three years from a majority of the votes cast by shareholders.

As at December 31, 2022, 3,032,771 Options and 138,318 RSUs had been granted under the Omnibus Plan, representing approximately 2% of the issued and outstanding Common Shares as of that date. As of December 31, 2022, 4,723,937 Common Shares remain available for future issuance under the Omnibus Plan, representing approximately 3% of the issued and outstanding Common Shares as of that date.

No more than 5% of the outstanding Common Shares may be issued under the Omnibus Plan or pursuant to any other security-based compensation arrangements of the Company to any one person. The number of Common Shares that may be (i) issued to insiders of the Company within any one-year period, or (ii) issuable to insiders of the Company at any time, in each case, under the Omnibus Plan alone, or when combined with all of the Company’s other security-based compensation arrangements, cannot exceed 10% of the outstanding Common Shares.

Termination of Employment and Services

Unless otherwise determined by our Board, upon an employee participant’s termination of employment, all rights, title and interest in awards granted to the participant under the Omnibus Plan that are vested or unvested on the termination date will be handled according to the following table:

Termination Event	RSUs	PSUs	Stock Options
Voluntary Termination
Resignation	Forfeit unvested	Forfeit unvested	• Forfeit unvested • 60 days to exercise vested
Death	Accelerated vesting	If 12 or more months through performance period, vest based on performance to date; if less than 12 months through performance period, vest based on target performance	• Accelerated vesting of unvested • 1 year to exercise vested
Retirement/Disability	Continued vesting over remaining vesting period	Continued vesting over remaining vesting period	Continued vesting over remaining vesting period
Involuntary Termination
Not For Cause	Vest through applicable severance period, then forfeit thereafter	If 18 or more months through performance period at termination date, vest based on performance to end of applicable severance period; if less than 18 months through performance period at termination date, forfeit unvested	• Vest through applicable severance period, then forfeit thereafter • 90 days to exercise vested
For Cause	Forfeit unvested	Forfeit unvested	• Forfeit unvested • 30 days to exercise vested
Change of Control(1) & Termination/Good Reason (double-trigger)	Accelerated vesting	If 12 or more months through performance period, vest based on performance to date; if less than 12 months through performance period, vest based on target performance	• Accelerated vesting of unvested • 1 year to exercise vested

(1) Eligible if termination without cause or resignation for good reason occurs within 12 months following the change of control.

Unless otherwise determined by our Board, (i) if a consultant participant’s service is terminated for cause, all awards held by the participant on the participant’s termination date, whether vested or unvested, will automatically terminate and be of no further force or effect, and (ii) if a consultant participant’s service is terminated for any other reason, (a) all unvested awards held by the participant on the participant’s termination date will automatically terminate and be of no further force or effect, and (b) the consultant participant will have 60 days or such shorter period as is remaining in the term of the vested stock options to exercise any vested stock options.

Changes of Control

In the event of a change of control, the surviving, successor or acquiring entity may assume any outstanding awards or substitute similar awards for the outstanding awards, as applicable. If the surviving, successor or acquiring entity does not assume the outstanding awards or substitute similar awards for the outstanding awards, as applicable, or if the Board otherwise determines in its discretion, the Company will give written notice to all participants advising that the Omnibus Plan will be terminated effective immediately prior to the change of control and all stock options and RSUs (and related Dividend Share Units) and a specified number of PSUs (and related Dividend Share Units) will be deemed to be vested and, unless otherwise exercised, settled, forfeited or canceled prior to the termination of the Omnibus Plan, will expire or, with respect to RSUs and PSUs, be settled, immediately prior to the termination of the Omnibus Plan. The number of PSUs which will be deemed to be vested will be determined by the Board, in its sole discretion, having regard to the level of achievement of the applicable performance vesting conditions prior to the change of control.

In the event of a change of control, the Board has the power to: (i) make such other changes to the terms of the awards as it considers fair and appropriate in the circumstances, provided such changes are not adverse to the participants; (ii) otherwise modify the terms of the awards to assist the participants to tender into a takeover bid or other arrangement leading to a change of control, and thereafter; and (iii) terminate, conditionally or otherwise, the awards not exercised or settled, as applicable, following successful completion of such change of control. If the change of control is not completed within the specified time (as the same may be extended), the awards which vest will be returned by the Company to the participant and, if exercised or settled, as applicable, the Common Shares issued on such exercise or settlement will be reinstated as authorized but unissued Common Shares and the original terms applicable to such awards will be reinstated.

Adjustments

In the event of any stock dividend, stock split, combination or exchange of shares, merger, amalgamation, arrangement, consolidation, spin-off or other distribution (other than normal cash dividends) of the Company’s assets to shareholders, or any other change in the capital of the Company affecting Common Shares (collectively, ‘‘Adjustment Events’’), our Board will make such proportionate adjustments, if any, as it deems appropriate to reflect such change with respect to the number or kind of securities subject to outstanding awards, the exercise price of outstanding stock options and the number of RSUs or PSUs credited to a participant, in order to preserve proportionately the rights and obligations of the participants under the Omnibus Plan.

Amendment and Termination

Our Board is able to amend, suspend or terminate the Omnibus Plan or any award, subject to applicable law and stock exchange rules that require the approval of shareholders or any governmental or regulatory body, provided that no such action may be taken that materially adversely alters or impairs any rights of a participant under any award previously granted without the consent of such affected participant.

Our Board is able to make certain amendments to the Omnibus Plan or to any award outstanding thereunder without seeking shareholder approval, including housekeeping amendments, amendments to comply with applicable law or stock exchange rules, amendments necessary to receive favorable treatment under applicable tax laws, amendments to reduce or restrict participation or amendments to the vesting, termination or early termination provisions of the Omnibus Plan. The following types of amendments will not be able to be made without obtaining shareholder approval:

•	increasing the number of Common Shares available for issuance under the Omnibus Plan;

•	increasing the length of the period after a blackout period during which stock options may be exercised;

•	causing the exercise price of a stock option to be below Market Value on the grant date;

•	permitting the introduction or reintroduction of non-employee directors as eligible participants on a discretionary basis or any amendment that increases the limits previously imposed on non-employee director participation;

•	removing or exceeding the insider participation limit specified under ‘‘Common Shares Subject to the Omnibus Plan and Participation Limits”;

•	reducing the exercise price of a stock option or allowing for the cancellation and reissuance of a stock option, which would be considered a repricing under the rules of the TSX, except, in each case, pursuant to an Adjustment Event;

•	extending the expiry date of an award, except for an automatic extension of an award that expires during or shortly following a blackout period;

•	permitting awards to be transferred or assigned other than for normal estate settlement purposes;

•	deleting or reducing the range of amendments which require approval by shareholders under the amendment provision of the Omnibus Plan; and

•	any other amendment required to be approved by security holders under applicable law or the rules, regulations and policies of the TSX or any other stock exchange on which the Common Shares are listed.

Assignment

Except as required by law, the rights of a participant under the Omnibus Plan are not transferable or assignable.

Burn Rate

The annual burn rate for each security-based compensation arrangement for the most recently completed financial year, expressed as a percentage and calculated by dividing the number of awards granted during the financial year by the weighted average number of Shares outstanding for the financial year, is set forth in the following table:

Burn Rate	2022 (%)	2021(%)
Number of RSUs and Options granted / Weighted average number of Common Shares outstanding at year end	1%	1%

Equity Compensation Plan Information

The following table sets forth the securities of Triple Flag that are authorized for issuance under the Omnibus Plan as at the end of the Company’s most recently completed fiscal year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	3,171,089	US$13 per Common Share[1]	4,723,927
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	3,171,089	US$13 per Common Share[1]	4,723,927

1 - This reflects the average exercise price of outstanding stock options granted. RSUs do not have an exercise price.

Benefit Plans

The Company provides its executive officers, including the NEOs, with a health care spending account, life, short-term and long-term disability, health (including medical and prescription drug coverage), and travel insurance coverage on the same basis as other employees of the Company. The Company offers these benefits consistent with local market practice. The Company also requires its executive officers to undergo mandatory, partially funded executive medical examinations to ensure the health and well-being of our executives and the sustainability of the Company.

Retirement Plans

The Company does not currently set aside any amounts for pension or other retirement benefits.

Perquisites

The Company does not offer significant perquisites as part of the compensation program.

Risk and Executive Compensation

In reviewing the Company’s compensation policies and practices, the Compensation & ESG Committee sought to ensure the executive compensation program provides an appropriate balance of risk and reward consistent with the risk profile of the Company. The Compensation & ESG Committee also sought to ensure the Company’s compensation practices did not encourage excessive risk-taking behavior by the executive team. The Compensation & ESG Committee has not identified any risks that are reasonably likely to have a material adverse effect on the Company. In addition to our Insider Trading and Anti-Hedging Policy discussed above, the key risk-mitigating practices that we have incorporated into our compensation program are discussed below. Going forward this responsibility is allocated to the Compensation & Talent Committee.

Executive Share Ownership Guidelines

The Company has established executive share ownership guidelines to align the interests of our NEOs with those of the Company’s shareholders and mitigate against the likelihood of undue risk taking. The executive share ownership guidelines establish minimum equity ownership levels for our NEOs based on a multiple of their base salary and their level of seniority.

NEOs are expected to meet the prescribed ownership levels within five years of the later of our IPO and the date of their appointment to an NEO position. The equity ownership interest may be satisfied through the value of (i) Common Shares, (ii) vested and unvested RSUs and such other equity-based incentives as determined by the Board from time to time, and (iii) prior to redemption in accordance with the terms of the shareholders agreement of Co-Invest Luxco, the vested and unvested Common Shares underlying any Luxco Class B shares of Co-Invest Luxco, in each case, held directly or indirectly by the NEO.

The following table shows the ownership guidelines for the NEOs and their ownership levels as at December 31, 2022, illustrated as multiples of base salary:

Executive	Base Salary Multiple	Current Ownership Multiple[1]	Share Ownership Guidelines Achieved	Underlying equity
				Common Shares	RSUs
Shaun Usmar, Chief Executive Officer	10x	49.4x	Yes	2,476,847	72,930
Sheldon Vanderkooy, Chief Financial Officer	5x	64.9x	Yes	1,609,209	22,783
James Dendle, Senior Vice President, Corporate Development	2x	31.0x	Yes	586,866	9,468
Eban Bari, Vice President, Finance	2x	17.0x	Yes	254,685	6,188
Katy Board, Vice President, Talent & ESG	2x	9.2x	Yes	135,600	6,040

1 The value of the ownership is calculated based on the closing price of a Common Share on the NYSE on December 31, 2022, being US$13.76.

If an NEO has not achieved the minimum equity investment under the executive share ownership guidelines, within the prescribed time allotment, at the time any stock options are being exercised, the NEO must continue to hold at least 50% or the lesser number of the Common Shares issuable upon the exercise as required to achieve the minimum equity ownership requirements, or in the event of the vesting of RSUs or PSUs, at least 50% or the lesser amount of the proceeds from the settlement of the awards must be applied to the purchase of Common Shares on the open market to achieve the minimum equity ownership requirements.

Compensation Recovery Policy

The Company has adopted a compensation recovery policy (“Clawback Policy”), relating to annual bonus payments and other incentive compensation paid to executives, including the NEOs. The Clawback Policy may be triggered if an executive engages in fraud, theft, embezzlement or other similar intentional and serious misconduct that results in the need to restate the Company’s financial statements where the individual received an award calculated on the basis of those financial statements and the award received would have been lower had the financial statements been properly reported. The Clawback Policy requires that when the recovery is triggered, the executive must repay the excess annual bonus payments and incentive payments received.

Performance Graph

The following graph compares the yearly cumulative total shareholder return on a C$100 investment in the Company's common shares against the cumulative total shareholder return of the S&P/TSX Composite and the S&P/TSX Global Mining Indices from the period beginning May 20, 2021 (the date of our IPO) and ending on December 31, 2022. It assumes reinvestment of all dividends during the covered period.

Total annual compensation of our NEOs over the same period increased by 13.7% and is aligned with the experience of our shareholders, as illustrated in the accompanying graph.

Summary Compensation Table

The following table sets out information concerning the fiscal 2022 compensation earned by, paid to, or awarded to the NEOs, denoted in USD.

	Year	Base Salary[1] $	Share Based Awards[2] $	Option Based Awards[2] $	Annual Incentive Plans $	Long Term Incentive Plans $	All Other Compensation[3] $	Total $
Shaun Usmar	2022	710,828	426,497	1,705,986	1,467,326	-	-	4,310,636
Chief Executive Officer	2021	1,055,461	442,760	1,771,041	581,123	-	-	3,850,386

Sheldon Vanderkooy	2022	345,808	133,251	533,005	558,653	-	-	1,570,718
Chief Financial Officer	2021	345,832	138,333	553,331	484,164	-	-	1,521,659

James Dendle	2022	265,119	69,162	276,646	356,917	-	-	967,845
SVP, Corporate Development	2021	239,330	43,941	175,764	239,330	-	-	698,365

Eban Bari	2022	211,327	40,344	161,377	189,666	-	-	602,715
VP, Finance	2021	167,531	33,506	134,025	184,284	-	-	519,346

Katy Board	2022	211,327	39,384	157,535	189,666	-	-	597,912
VP, Talent & ESG	2021	163,542	32,708	130,834	163,542	-	-	490,626

1 Compensation in respect of the NEOs is determined and paid in CAD and converted to USD for reporting purposes using the Bank of Canada daily average exchange rate. The rate used for currency exchange into USD is the Bank of Canada daily average rate for the relevant year, being C$1.3013=US$1.00 for 2022 and C$1.2535=US$1.00 for 2021. Messrs. Dendle and Bari and Ms. Board’s base salaries were raised in 2022 to reflect the broader scope of their roles in a public company and market competitiveness.

2 The value of the long-term incentive grant is calculated as a multiple of the NEO’s base salary. This value is then allocated 20% to an RSU award and 80% to stock options. The calculation to determine the number of RSUs granted divides the total RSU grant value by the 5-day average of the Common Share price preceding the grant date. The calculation to determine the number of stock options granted divides the total stock option grant value by their value established according to the Black Scholes model. This methodology was chosen in order to be consistent with the accounting fair value used by Triple Flag in its financial statements and since the Black Scholes model is a commonly used methodology for valuing stock options which provides an objective and reasonable estimate of fair value.

3 None of the NEOs are entitled to perquisites or other personal benefits which, in aggregate, are worth over $50,000 or over 10% of their base salary.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth for each Named Executive Officer all awards outstanding at the end of 2022; denoted in USD; no awards were granted prior to 2021.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options ($)[1]	Number of Shares or Units of Shares That Have Not Vested	Market or Payout Value of Share Based Awards That Have Not Vested ($)[2]	Market or Payout Value of Vested Share Based Awards not paid out or distributed
Shaun Usmar CEO	766842	13	04-Mar-29	Nil	35506	488563	nil
	800661	13	26-May-28	Nil	37424	514954	nil
Sheldon Vanderkooy, CFO	239586	13	04-Mar-29	Nil	11093	152640	nil
	250153	13	26-May-28	Nil	11690	160854	nil
James Dendle, SVP, Corporate Development	124353	13	04-Mar-29	Nil	5757	79216	nil
	79460	13	26-May-28	Nil	3711	51063	nil
Eban Bari VP, Finance	72539	13	04-Mar-29	Nil	3358	46206	nil
	60591	13	26-May-28	Nil	2830	38941	nil
Katy Board, VP, Talent & ESG	70812	13	04-Mar-29	Nil	3278	45105	nil
	59148	13	26-May-28	Nil	2862	39381	nil

(1) Calculated using the closing price of the Corporation’s common shares on the NYSE on May 26, 2022. The options were out-of-the-money as at the vesting date. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Corporation’s common shares on the date of exercise.

(2) The figures in this column are calculated using the closing price of the Corporation’s shares on the NYSE on December 30, 2022, of US$13.76.

Incentive Plan Awards – Value Vested or Earned During the Year

	Option-Based Awards
Name	Option-Based Awards - Value Vested[1]	Share-Based Awards - Value Vested	Non-Equity Incentive Plan Compensation Value Earned During the Year
Shaun Usmar CEO	nil	nil	1,467,326
Sheldon Vanderkooy CFO	nil	nil	558,653
James Dendle SVP, Corporate Development	nil	nil	356,917
Eban Bari VP, Finance	nil	nil	189,666
Katy Board VP, Talent & ESG	nil	nil	189,666
(1) Calculated using the closing price of the Corporation’s shares on the NYSE on May 26, 2022. These options were out-of-the-money as of the vesting date. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Corporation’s shares on the date of exercise.

NEO Employment Agreements

Shaun Usmar, Chief Executive Officer, Sheldon Vanderkooy, Chief Financial Officer, James Dendle, Senior Vice President, Corporate Development, Eban Bari, Vice President, Finance and Katy Board, Vice President, Talent & ESG

Each of Messrs. Usmar, Vanderkooy, Dendle and Bari and Ms. Board have entered into an employment agreement that provides for base salary, a discretionary annual cash short-term incentive, benefits and participation in the Omnibus Plan.

The employment agreements with Messrs. Usmar, Vanderkooy, Dendle and Bari and Ms. Board specify the amounts of benefits payable, including severance, if employment were to be terminated. In the event that employment is terminated without cause, each of Messrs. Usmar, Vanderkooy, Dendle and Bari and Ms. Board are entitled to receive (i) the NEO’s accrued compensation to the date of termination, (ii) pay in lieu of notice and severance pay calculated as the number of months in the Severance Period (as defined below) multiplied by the sum of (a) 1/12th of the NEO’s annual salary at the rate in effect as at the termination date, and (b) 1/12th of the NEO’s target STI in effect as at the termination date, (iii) a pro-rated target STI amount in respect of the year in which the termination occurred, and (iv) subject to plan terms, continued participation in the group benefit plans for four months following the termination date and a one-time lump sum payment equal to the aggregate premium that would be incurred by the Company to maintain any benefits that cannot be continued for such four-month period (including life, disability, accidental death and dismemberment and travel accident insurance coverage). Any such termination payments and benefits that are in excess of the minimum requirements under applicable employment standards legislation are conditional on the NEO signing a full and final release of claims in favor of the Company (see ‘‘Termination and Change of Control Benefits’’ below for further details).

The ‘‘Severance Period’’ is defined in Messrs. Usmar and Vanderkooy’s employment agreements as 12 months plus two months or one month, respectively, per year of service, up to an aggregate maximum of 24 months or 18 months, respectively. However, in the event the NEO’s employment is terminated without cause or the NEO resigns for good reason, in each case, within 12 months following a change of control of the Company, the Severance Period will be 24 or 18 months, respectively.

The ‘‘Severance Period’’ is defined in Messrs. Dendle and Bari and Ms. Board’s employment agreements as six months plus one month per year of service, up to an aggregate maximum of 12 months. However, in the event the NEO’s employment is terminated without cause or the NEO resigns for good reason, in each case, within 12 months following a change of control of the Company, the Severance Period will be 18 months for Mr. Dendle and 12 months for Mr. Bari and Ms. Board.

In addition to their accrued compensation to the date of termination, each of the NEOs is also entitled to receive a pro-rated target STI amount in respect of the year in which the termination occurred in the event of a termination due to retirement, death or the occurrence of a disability.

Any outstanding equity-based or other long-term awards held by the NEO, including under the Omnibus Plan, shall be treated in accordance with the terms of the applicable plan and award agreements (see ‘‘Components of Compensation — Long-term Equity Incentive Plan’’ above for further details).

Messrs. Usmar, Vanderkooy, Dendle and Bari and Ms. Board’s employment agreements also contain customary confidentiality and non-disparagement covenants and certain restrictive covenants that will continue to apply following the termination of employment, including non-competition and non-solicitation provisions which are in effect during employment and for the 12 months following the termination of employment.

Termination and Change of Control Benefits

For a summary of the termination and change of control benefits provided under the Omnibus Plan, please refer to the ‘‘Components of Compensation — Long-term Equity Incentive Plan’’ section above.

The table below summarizes the termination and change of control benefits provided under the NEOs’ employment agreements:

Termination Event	Severance	Bonus	Benefits
Voluntary Termination
Resignation	None	None	None
Death	None	Pro-rata stub bonus for current year to termination date	2 months
Retirement/Disability	None/Per LTD plan (at least minimum statutory requirements)	Pro-rata stub bonus for current year to termination date	None/per LTD plan
Involuntary Termination
Not For Cause	• CEO: 12 months + 2 months/year of service (max 24 months) • CFO: 12 months + 1 month/year of service (max 18 months) • VP: 6 months + 1 month/year of service (max 12 months)	Target bonus opportunity divided by 12, then multiplied by the number of months in the severance period, plus pro-rata stub bonus for current year to termination date	4 months
For Cause	None	None	None
Change of Control(1) & Termination Without Cause/Good Reason (double-trigger)	• CEO: 24 months • CFO: 18 months • VP: 12 months	Target bonus opportunity divided by 12, then multiplied by the number of months in the severance period, plus pro-rata stub bonus for current year to termination date[3]	4 months

1 Eligible if termination without cause or resignation for good reason occurs within 12 months following the change of control.

The following table sets forth the estimated incremental payments (using each NEO’s base salary and annual incentive plan target, which are disclosed in the Summary Compensation Table and the Short-term Incentive Plan sections of this Circular) and benefits that the NEOs would have received if (i) the NEO was terminated without cause, (ii) the NEO was terminated without cause or resigned with good reason within 12 months following a change of control, (iii) the NEO retires or becomes disabled and unable to continue in their capacity as an executive or (iv) the NEO passes away, in each case, had the termination occurred December 31, 2022. The rate used for currency exchange is the Bank of Canada daily average rate for the relevant year: C$1.3013=US$1.00 for 2022.

	Termination Event	Severance & Bonus 1	Equity [2]	Other Payments [3]	Total
Shaun Usmar	Not for Cause [4]	3,056,559	-	1,537	3,058,096
Chief Executive Officer	Change of Control	3,056,559	1,988,105	1,537	5,046,200
	Resignation	-	-	-	-
	Retirement/Disability [5]	-	-	-	-
	Death	-	1,988,105	768	1,988,873
Sheldon Vanderkooy	Not for Cause [4]	985,553	-	1,537	987,090
Chief Financial Officer	Change of Control	985,553	621,113	1,537	1,608,203
	Resignation	-	-	-	-
	Retirement/Disability [5]	-	-	-	-
	Death	-	621,113	768	621,881
James Dendle	Not for Cause [4]	449,460	-	1,537	450,997
Senior Vice President, Corporate Development	Change of Control	463,959	264,553	1,537	730,049
Resignation		-	-	-	-
	Retirement/Disability [5]	-	-	-	-
	Death	-	264,553	768	265,321
Eban Bari	Not for Cause [4]	303,783	-	1,537	305,320
Vice President, Financial	Change of Control	316,991	170,659	1,537	489,187
	Resignation	-	-	-	-
	Retirement/Disability [5]	-	-	-	-
	Death	-	170,659	768	171,428
Katy Board	Not for Cause [4]	316,991	-	1,537	318,528
Vice President, Talent & ESG	Change of Control	316,991	166,593	1,537	485,121
	Resignation	-	-	-	-
	Retirement/Disability [5]	-	-	-	-
	Death	-	166,593	768	167,362

1 Annual stub STI is added to the calculation, pro-rated to the termination date.

2 Includes stock options and RSUs previously awarded to the NEOs. As at December 31, 2022 all stock options were in-the-money and were calculated using the closing price of the Corporation’s shares on the NYSE on December 30, 2022, of US$13.76 and subtracting the exercise price of the in-the-money options (US$13.00). These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Corporation’s Common Shares on the date of exercise.

3 Includes extended medical benefit premiums, where applicable.

4 Includes $0 equity value as RSUs remain outstanding and continue to vest in the ordinary course through the applicable severance period. There is no accelerated vesting in connection with this termination event.

5 Includes $0 equity value as RSUs remain outstanding and continue to vest according to the normal vesting schedule. There is no accelerated vesting in connection with this termination event.

REPORT ON DIRECTOR COMPENSATION AND EQUITY OWNERSHIP

Introduction

The following discussion outlines the significant elements of the compensation program for the Company’s Non-Executive Directors. The CEO and Mr. Cicirelli do not receive any additional compensation for their roles on the Board. The compensation of the Non-Executive Directors is designed to attract and retain committed and qualified directors and to align their compensation with the long-term interests of our shareholders.

Director Compensation

Our Board, on the recommendation of our Compensation & ESG Committee (Compensation & Talent Committee going forward), is responsible for reviewing and approving any changes to the Non-Executive Directors’ compensation arrangements. In consideration for serving on our Board, each Non-Executive Director receives an annual retainer paid in a combination of cash and deferred share units (‘‘DSUs’’). Non-Executive Directors also can elect to take their annual cash retainer in DSUs. All directors are reimbursed for their reasonable out-of-pocket expenses incurred while serving as directors. Once share ownership guidelines have been achieved, Non-Executive Directors have the option to receive a greater portion of their compensation in cash, if elected in the prior calendar year, however, they must retain a minimum DSU allocation of $40,000 per year.

In addition, in lieu of meeting fees, Triple Flag offers a quarterly charitable donation of $1,500 per director. In 2022, Triple Flag donated to several charitable causes at the behest of the Directors; these included Doctors Without Borders, Toronto Sick Kids Hospital, Big Life Foundation, Children’s Wish Foundation of Canada, Canadian Mental Health Association and The Walrus (a non-profit, independent Canadian newsmagazine).

The chart below outlines the compensation program for our Non-Executive Directors. All values are in USD.

Board Role	Annual Cash Retainer	Annual DSU Grant	Additional Chair Fee	Annual Donation to Charitable Cause of their Choosing
Board Member	$40,000	$160,000		$6,000
(excluding Chair of the Board and Committee Chair)
Chair of the Board	$40,000	$260,000		$6,000
Committee Chair	$40,000	$160,000	$25,000	$6,000

Deferred Share Unit Plan

As part of their annual retainer, Non-Executive Directors are granted DSUs under the Director Deferred Share Unit Plan (the ‘‘DSU Plan’’) to ensure alignment between our shareholders and the Board.

The DSU Plan also allows our Non-Executive Directors to elect to take all or a portion of their annual cash retainer in the form of DSUs. Each director wishing to make an election to receive all or a portion of their annual cash retainer in DSUs must do so by no later than the end of the calendar year preceding the year in which the election is to apply. Once share ownership guidelines are achieved, the DSU Plan also allows our Non-Executive Directors to elect to take a portion of his or her annual DSU grant in the form of cash (subject to a minimum annual DSU award as noted above). Each director wishing to make an election to receive a portion of their annual DSU grant in cash must do so by no later than the end of the calendar year preceding the year in which the election is to apply.

A DSU is a unit, equivalent in value to a Common Share, credited by a bookkeeping entry in the books of the Company, to an account in the name of the director. When cash dividends are paid on Common Shares, additional DSUs will automatically be granted to each director who holds DSUs on the record date for the dividends. When an eligible director no longer holds a position with the Company and its related entities, the director will receive a payment in cash at the fair market value of the Common Shares represented by his or her DSUs on the director’s elected redemption date. Each director’s elected redemption date (up to 4) will not be earlier than the date the director ceases to hold all positions with the Company and its related entities and will not be later than December 15 of the year following the year in which the director ceases to hold all positions with the Company and its related entities.

Director Share Ownership Guidelines

We have established share ownership guidelines for Non-Executive Directors to align their interests with those of our shareholders and mitigate against the likelihood of undue risk taking. The ownership guidelines establish minimum equity ownership levels for each Non-Executive Director based on a multiple of their annual cash retainer, which is currently set at 10 times their annual cash retainer. Directors are expected to meet the prescribed ownership levels within five years of the later of (i) completion of the IPO and (ii) the date of their appointment to the Board. Common Shares and the value of DSUs and other equity-based awards are included in determining an individual’s equity ownership value. Once the share ownership guidelines have been achieved, Non-Executive Directors have the option to receive a greater portion of their compensation in cash, if elected in the prior calendar year, however, they must retain a minimum DSU allocation of $40,000 per year. (see “Director Share Ownership Multiples”)

Director Compensation

The following table sets out information concerning the fiscal 2022 compensation earned by, paid to, or awarded to the Board of Directors.

	Fees earned[1]	Share-based awards[2]	Option-based awards	Non-equity incentive plans compensation	Pension value	All other compensation	Total
Dawn Whittaker[3]		300,000					300,000
Susan Allen	65,000	160,000					225,000
Sir Michael "Mick" Davis	65,000	160,000					225,000
Timothy Baker	40,000	160,000					200,000
Mark Cicirelli[4]	NA	NA	NA	NA	NA	NA	NA
Peter O'Hagan	40,000	160,000					200,000
Shaun Usmar[4]	NA	NA	NA	NA	NA	NA	NA

1 Cash retainer paid to the directors in USD

2 Represents DSUs credited (with immediate vesting) in 2022.

3 Prior to the end of 2021, Ms. Whittaker elected to receive all of her compensation for 2022 in DSUs

4 Non-Independent directors are not eligible for Director compensation. For more information about Mr. Usmar’s compensation, please refer to the NEO Summary Compensation Table. . Mr. Cicirelli is an employee of an affiliated entity of the Principal Shareholders and, as such, does not receive any compensation for his role on the Board.

Outstanding Share-Based Awards

The following grants of DSUs were awarded to the Non-Executive Directors under the DSU Plan, in USD, and remained outstanding as of December 31, 2022. All such DSUs were vested as of December 31, 2022.

Name	Number of DSUs	Market or Payout Value of Share- Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards not paid out or distributed ($)[1]
Dawn Whittaker	44,574	-	613,338
Susan Allen	25,522	-	351,183
Sir Michael "Mick" Davis	25,522	-	351,183
Timothy Baker	25,522	-	351,183
Peter O'Hagan	25,522	-	351,183

1 Under the terms of the DSU Plan, DSUs cannot be paid out until redeemed by the Participant following termination of Board service. All outstanding DSU awards vested on the day they were granted. The value of the DSUs is calculated based on the closing price of a Common Share on the NYSE on December 30, 2022, being US$13.76.

Beginning in fiscal 2022, the Non-Executive Directors were granted fully vested DSUs under the DSU Plan in respect of their Annual DSU Grant and for the Chair of the Board, the Additional Chair Fee, on a quarterly basis in arrears. None of our Non-Executive Directors currently holds any option-based awards.

Incentive Plan Awards Value Vested or Earned During the Year

The following table sets out, for each of our Non-Executive Directors, the value of the share-based awards that vested in accordance with their terms during fiscal 2022, in USD.

Name	Principal Position	Share-Based Awards – Value Vested During the Year ($) [1]
Dawn Whittaker	Board Chair	324,378
Susan Allen	Audit Committee Chair	173,362
Sir Michael "Mick" Davis	Compensation & ESG Chair	173,362
Timothy Baker	Board Member	173,362
Peter O'Hagan	Board Member	173,362

1 Under the terms of the DSU Plan, DSUs cannot be paid out until redeemed by the Participant following termination of Board service. All outstanding DSU awards vested on the day they were granted. The value of the DSUs is calculated based on the closing price of a Common Share on the NYSE on the applicable vesting date.

OTHER INFORMATION

DIRECTOR AND OFFICER LIABILITY INSURANCE

Our and our subsidiaries’ directors and officers are covered under our existing directors’ and officers’ liability insurance. Under this insurance coverage, we and our subsidiaries will be reimbursed for insured claims where payments have been made under indemnity provisions on behalf of our and our subsidiaries’ directors and officers, subject to a deductible for each loss, which will be paid by us. Our and our subsidiaries’ individual directors and officers will also be reimbursed for insured claims arising during the performance of their duties for which they are not indemnified by us or our subsidiaries. Excluded from insurance coverage are illegal acts, acts which result in personal profit and certain other acts.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Management of the Company is not aware of a material interest, direct or indirect, of any director or officer of the Company, any director or officer of a body corporate that is itself an insider or subsidiary of the Company, any proposed nominee for election as a director of the Company, any principal shareholder, or any associate or affiliate of any such person, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed, management of the Company is not aware of a material interest, direct or indirect, by way of beneficial ownership of Common Shares or otherwise, of any director or officer of the Company at any time since the beginning of the Company’s last financial year, of any proposed nominee for election as a director of the Company, or of any associate or affiliate of any such person, in any matter to be acted upon at the Meeting other than the election of directors.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of our, or our subsidiaries’, directors, executive officers, employees, former directors, former executive officers or former employees and none of their associates is or has within 30 days before the date of this Circular or at any time since the beginning of the most recently completed financial year been indebted to us or any of our subsidiaries or another entity whose indebtedness is subject to a guarantee, support agreement or letter of credit or other similar agreement or understanding provided by us or any of our subsidiaries.

Corporate Cease Trade Orders

None of the directors or executive officers of the Company is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that (a) was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer. For the purposes of this paragraph, “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days.

Bankruptcies

Other than as set out below, none of the directors or executive officers of the Company, nor, to the Company’s knowledge, any shareholder holding a sufficient number of securities to affect materially the control of the Company, has, within the 10 years prior to the date of this Circular (a) been a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

Susan Allen served as a director of A Brand Company, Inc. (“Brand Company”), a privately-held U.S. promotions and marketing firm, from March 2016 to June 2020, at which time it completed a sale of its U.S. assets. Ms. Allen also served as a director of BrandAlliance, Inc., a Canadian Brand Company subsidiary whose assets were not included in the sale, from February 2018 until her resignation on June 1, 2020. On June 1, 2020, BrandAlliance, Inc. filed for bankruptcy under the Bankruptcy and Insolvency Act (Canada) and a receiver was appointed.

Penalties or Sanctions

None of the directors or executive officers of the Company, nor, to the Company’s knowledge, any shareholder holding a sufficient number of securities to affect materially the control of the Company, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Conflicts of Interest

To the Company’s knowledge, there are no existing potential conflicts of interest among the Company or its subsidiaries and the directors or officers of the Company or its subsidiaries as a result of their outside business interests as at the date of this Circular. The Principal Shareholders together directly or indirectly, own or control approximately 67% of the issued and outstanding Common Shares. Certain members of our Board are also members of the boards of directors or executive officers of other public companies. Our Board has not adopted a director interlock policy but will keep informed of other public directorships held by its members (see “Director Profiles”). Accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of the Company.

The Company’s directors and officers are required by law to act honestly and in good faith with a view to the best interests of the Company and are also required to comply with the conflict of interest provisions of the CBCA. A director who has a material interest in a matter before our Board or any committee on which they serve is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by our Board or any committee on which they serve, such director may be required to recuse themselves from the meeting while discussions and voting with respect to the matter are taking place. The contract or transaction resulting from the matter is not invalid, and the director is not accountable to the Company or its shareholders for any profits realized from the contract or transaction, because of the director’s interest in the contract or transaction or because the director was present or was counted to determine whether a quorum existed at the meeting of directors that considered the contract or transaction, if the interest was properly disclosed as detailed above, the directors approved the contract or transaction, and the contract or transaction was reasonable and fair to the Company when it was approved. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict of interest.

The directors and officers of the Company have been advised of their obligations to act at all times in good faith and in the interest of the Company and to disclose any conflicts to the Company if and when they arise. Further, our directors and executive officers are prohibited from purchasing financial instruments designed to hedge or offset a decrease in the market value of our Common Shares.

NORMAL COURSE ISSUER BID

In November 2022, the Company received approval from the TSX to renew its normal course issuer bid (“NCIB”). A copy of the Company’s Notice of Intention to make a NCIB, which has been filed with the TSX, can be obtained by the shareholders, without charge, by contacting the Company. Under the NCIB, the Company may acquire up to 2,000,000 of its Common Shares from time to time in accordance with the NCIB procedures of the TSX. Repurchases under the NCIB are authorized until November 14, 2023.  Daily purchases will be limited to 9,186 Common Shares, representing 25% of the average daily trading volume of the Common Shares on the TSX for the period from May 1, 2022 to October 31, 2022 (being 36,744 Common Shares), except where purchases are made in accordance with the “block purchase exemption” of the TSX rules. All Common Shares that are repurchased by the Company under the NCIB will be canceled. In November 2022, Triple Flag also re-established an Automatic Share Purchase Plan (“ASPP”) with the designated broker responsible for the NCIB to allow for the purchase of Common Shares under the NCIB at times when Triple Flag would ordinarily not be permitted to purchase Common Shares due to regulatory restrictions and customary self-imposed blackout periods. Pursuant to the ASPP, prior to entering into a blackout period, the Company may instruct the designated broker to make purchases under the NCIB in accordance with the terms of the ASPP. Such purchases will be made by the designated broker in its sole discretion based on parameters established by us prior to the blackout period in accordance with the rules of the TSX, applicable securities laws and the terms of the ASPP. As at December 31, 2022, the Company had purchased 169,022 of its Common Shares under the current NCIB for $2.68 million.

NON-IFRS FINANCIAL MEASURES

Certain financial measures discussed in this Circular, such as GEOs, Adjusted EBITDA, Adjusted Net Income, Asset Margin, Cash Cost Per GEO and Free cash flow, are non-IFRS financial measures. For more information on the Company’s use of non-IFRS financial measures and detailed reconciliations to the most directly comparable IFRS measures, please see the “Non-IFRS Financial Performance Measures – Gold Equivalent Ounces (“GEOS”)”, “Non-IFRS Financial Performance Measures – Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per Share”, “Non-IFRS Financial Performance Measures – Adjusted EBITDA”, “Non-IFRS Financial Performance Measures – Gross Profit Margin and Asset Margin”, “Non-IFRS Financial Performance Measures – Cash Costs and Cash Costs per GEO” and “Non-IFRS Financial Performance Measures – Free Cash Flow” sections included in the Management’s Discussion & Analysis of the Company’s 2022 Annual Report, available on our SEDAR profile at www.sedar.com, which disclosures are incorporated by reference herein. These measures do not have a standardized meaning prescribed by IFRS and therefore they may not be comparable to similarly titled measures presented by other publicly traded companies, and they should not be construed as an alternative to other financial measures determined in accordance with IFRS.

ADDITIONAL INFORMATION

The Company is a reporting issuer under the applicable legislation of all of the provinces and territories of Canada and is required to file consolidated financial statements and information circulars with the various securities commissions or similar regulatory authority in each of the provinces and territories of Canada. The Company has filed its AIF which, among other things, contains all of the disclosure required by Form 52-110F1 under National Instrument 52-110 – Audit Committees.

Copies of the Company’s latest AIF, the Company’s 2022 Annual Report and this Circular can be obtained upon request from the Senior Vice President, Corporate Development of the Company at 4535-161 Bay Street, Toronto, Ontario M5J 2S1.

Financial information is provided in the Company’s audited consolidated financial statements and Management’s Discussion and Analysis for its most recently completed financial year. Additional information about or relating to the Company can also be found at www.tripleflagpm.com and www.sedar.com or by dialing in for regularly scheduled conference calls.

Shareholder Proposals

There were no shareholder proposals received in relation to the Meeting during the prescribed period for submission.

Subject to the requirements set forth in Section 137 of the CBCA, an eligible shareholder may: (i) submit to the Company notice of any matter that the person proposes to raise at the next annual meeting of shareholders of the Company (a “proposal”); and (ii) discuss at such meeting any matter in respect of which the person would have been entitled to submit a proposal. For a proposal to be included in the management proxy circular in connection with the next annual meeting of shareholders of the Company, an eligible shareholder must submit the proposal after December 12, 2023 but no later than February 10, 2024.

CONTACTING THE BOARD OF DIRECTORS

Shareholders, employees and other interested parties may communicate directly with the Board through the Chair of the Board by writing to:

Chair of the Board

c/o Chief Financial Officer

Triple Flag Precious Metals Corp

4535-161 Bay Street

Toronto, ON

M5J 2S1

Shareholders may also contact the Chair with any proposals for director nominees.

BOARD APPROVAL

The contents and sending of this Circular to shareholders entitled to receive notice of the Meeting, to each director, to the external auditor of the Company and to the appropriate government agencies have been approved by the Board.

Sheldon Vanderkooy

Chief Financial Officer

Dated in Toronto, Ontario

March 30, 2023

APPENDIX A – BOARD OF DIRECTORS MANDATE

MANDATE OF THE BOARD OF DIRECTORS (“THE MANDATE”)

1. INTRODUCTION

The members of the board of directors (respectively, the “Directors” and the “Board”) of Triple Flag Precious Metals Corp. (the “Company”) are elected by the shareholders of the Company and are responsible for the stewardship of the Company. The purpose of this Mandate is to describe the principal duties and responsibilities of the Board, as well as some of the policies and procedures that apply to the Board in discharging its duties and responsibilities.

Certain aspects of the composition and organization of the Board are prescribed and/or governed by the Canada Business Corporations Act and the constating documents of the Company, and applicable agreements, including the investor rights agreement between the Company and its principal shareholders (the “Investor Rights Agreement”). Certain of the provisions of the Mandate may be modified or superseded by the provisions of the Investor Rights Agreement. In the event of a conflict between this Mandate and the Investor Rights Agreement, the Investor Rights Agreement shall prevail.

2. ROLE AND RESPONSIBILITIES OF THE BOARD

The Board is responsible for supervising the management of the business and affairs of the Company and is expected to focus on guidance and strategic oversight with a view to increasing shareholder value.

In accordance with the Canada Business Corporations Act, in discharging his or her duties, each Director must act honestly and in good faith, with a view to the best interests of the Company. Each Director must also exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

3. CHAIR OF THE BOARD

The Board will appoint an independent director to act as Chair of the Board (the “Chair”). If the Board determines that this is not appropriate in the circumstances and instead appoints a non-independent director to act as a Chair, the Board will also appoint an independent director to act as lead director (the “Lead Director”). Either an independent Chair or the Lead Director will act as the effective leader of the Board and ensure that the Board’s agenda will enable it to successfully carry out its duties. The Chair and the Lead Director, as applicable, may be removed at any time at the discretion of the Board.

4. POSITION DESCRIPTIONS

The Board shall review and, if determined appropriate, approve the recommendations of the Governance & Sustainability Committee, concerning formal position descriptions for:

(a) the Chair;

(b) the Lead Director, if the Chair is not an independent Director;

(c) the chair of each standing committee of the Board; and

(d) the CEO.

5. BOARD SIZE

The constating documents of the Company provide that the Board shall be comprised of a minimum of three (3) Directors and a maximum of ten (10) Directors, as determined from time to time by the Directors. The Board shall initially be comprised of seven (7) Directors. The Board shall periodically review its size in light of its duties and responsibilities. Applicable residency requirements will be complied with in respect of the composition of the Board.

6. INDEPENDENCE

The Board shall be comprised of a majority of independent Directors. A Director shall be considered independent if they would be considered independent for the purposes of National Instrument 58-101 – Disclosure of Corporate Governance Practices and any other applicable securities laws and the rules of any stock exchanges upon which the Company’s securities are listed.

7. BOARD MEETINGS

(a) The proceedings and meetings of the Board are governed by the provisions of the constating documents of the Company relating to the regulation of the meetings and proceedings of the Board. In accordance with the constating documents of the Company, meetings of the Board may be held at such times and places as the Chair may determine and as many times per year as necessary to effectively carry out the Board’s responsibilities.

(b) The non-employee Directors may meet without the Chief Executive Officer, Chief Financial Officer, any Vice-President and/or any Managing Director of the Company (each, an “executive officer”), as required. The independent Directors may meet without executive officers of the Company and any non-independent Directors, as required.

(c) The Chair shall be responsible for establishing or causing to be established the agenda for each Board meeting, and for ensuring that regular minutes of Board proceedings are kept and circulated on a timely basis for review and approval.

(d) The Chair (or other Directors as delegated by the Chair from time to time) may invite, at its discretion, any other individuals to attend its meetings. Executive officers of the Company shall attend a meeting if invited by the Chair (or another Director delegated by the Chair).

8. DELEGATIONS AND APPROVAL AUTHORITIES

(a) The Board shall appoint the chief executive officer of the Company (the “CEO”) and delegate to the CEO and other executive officers of the Company the authority for the day-to-day management of the business and affairs of the Company.

(b) The Board may delegate certain matters it is responsible for to the committees of the Board, currently consisting of the Audit & Risk Committee, the Compensation & Talent Committee and the Governance & Sustainability Committee. The Board may appoint other committees, as it deems appropriate, subject to compliance with the Investor Rights Agreement and to the extent permissible under applicable law. The Board will, however, retain its oversight function and ultimate responsibility for such matters and associated delegated responsibilities.

9. STRATEGIC PLANNING PROCESS AND RISK MANAGEMENT

(a) The Board shall adopt a strategic planning process to establish objectives and goals for the Company’s business and shall review, approve and modify as appropriate the strategies proposed by executive officers of the Company to achieve such objectives and goals. The Board shall review and approve, at least on an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Company’s business and affairs.

(b) The Board, in conjunction with management, shall be responsible for identifying the principal risks of the Company’s business and oversee management’s implementation of appropriate systems to seek to effectively monitor, manage and mitigate the impact of such risks. Pursuant to its duty to oversee the implementation of effective risk management policies and procedures, the Board may delegate to applicable Board committees the responsibility for assessing and implementing appropriate policies and procedures to address specified risks, including delegation of financial and related risk management to the Audit & Risk Committee, delegation of risks associated with compensation policies and practices to the Compensation & Talent Committee and delegating to the Audit & Risk Committee the responsibility and authority to monitor, assess and manage risk-related environmental and social issues.

10. SUCCESSION PLANNING, APPOINTMENT AND SUPERVISION OF EXECUTIVE OFFICERS OF THE COMPANY

(a) The Board shall approve the corporate goals and objectives of the CEO and review the performance of the CEO against such corporate goals and objectives. The Board shall take steps to satisfy itself as to the integrity of the CEO and other executive officers of the Company and that the CEO and other executive officers of the Company create a culture of integrity throughout the organization.

(b) The Board shall approve the succession plan for the Company, including the selection, appointment, supervision and evaluation of the executive officers of the Company, and shall also approve the compensation of the executive officers of the Company upon recommendation of the Compensation & Talent Committee and/or the Governance & Sustainability Committee.

11. FINANCIAL REPORTING AND INTERNAL CONTROLS

The Board shall review and monitor, with the assistance of the Audit & Risk Committee, the adequacy and effectiveness of the Company’s system of internal control over financial reporting, including any significant deficiencies or changes in internal control and the quality and integrity of the Company’s external financial reporting processes.

12. REGULATORY FILINGS

The Board shall approve all applicable regulatory filings that require or are advisable for the Board to approve, which the Board may delegate in accordance with Section 8(b) of this mandate. These include, but are not limited to, the annual audited financial statements, interim financial statements and related management’s discussion and analysis accompanying such financial statements, management proxy circulars, annual information forms, earnings press releases, annual reports, prospectuses, offering documents and other applicable disclosure.

13. CORPORATE DISCLOSURE AND COMMUNICATIONS

The Board will seek to ensure that corporate disclosure of the Company complies with all applicable laws, rules, regulations, including the rules and regulations of the stock exchanges upon which the Company’s securities are listed. In addition, the Board shall adopt appropriate procedures designed to permit the Board to receive feedback from shareholders on material issues.

14. CORPORATE POLICIES

The Board shall adopt and periodically review policies and procedures. The policies and procedures adopted by the Board are designed to ensure that the Company and its Directors, officers and employees comply with all applicable laws, rules and regulations, including the rules and regulations of the stock exchanges upon which the Company’s securities are listed, and conduct the Company’s business ethically and with honesty and integrity.

15. INDEPENDENT ADVICE

In discharging its mandate, the Board shall have the authority to retain and receive advice from, special legal, accounting or other advisors and outside consultants, if appropriate.

16. REVIEW OF MANDATE

The Board may, from time to time, permit departures from the terms of this Mandate, either prospectively or retrospectively. This Mandate is not intended to give rise to civil liability on the part of the Company or its Directors or officers, to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.

The Board may review and recommend changes to the Mandate from time to time and the Governance & Sustainability Committee may periodically review and assess the adequacy of this Mandate and recommend any proposed changes to the Board for consideration.